貝克・麥堅時律師事務所

和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

June 23, 2008

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated June 11, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Chiu

Encl.

7/7

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on June 11, 2008:

1. Circular with respect to (1) Revision of the Existing Annual Caps for Certain Continuing Connected Transactions, (2) Change in the Use of A Share Listing Proceeds, and (3) Changes in Directors - by China Shipping Container Lines Company Limited, released on June 20, 2008;
2. Notice of Special General Meeting - by China Shipping Container Lines Company Limited, released on June 20, 2008;
3. Form of Proxy for Special General Meeting To Be Held on 6 August 2008 - by China Shipping Container Lines Company Limited, released on June 20, 2008; and
4. Reply Slip - by China Shipping Container Lines Company Limited, released on June 20, 2008.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this Circular, you should obtain independent professional advice.

If you have sold or transferred all your H shares in **China Shipping Container Lines Company Limited**, you should at once hand this Circular together with the attached form of proxy and reply slip to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

REVISION OF THE EXISTING ANNUAL CAPS FOR CERTAIN CONTINUING CONNECTED TRANSACTIONS

CHANGE IN THE USE OF A SHARE LISTING PROCEEDS

AND

CHANGES IN DIRECTORS

Independent financial adviser to the independent board committee

Guotai Junan Capital Limited

A letter from the Board of the Company is set out on pages 4 to 15 of this Circular. A letter from the Independent Board Committee is set out on pages 16 to 17 of this Circular. A letter from the Independent Financial Adviser is set out on pages 18 to 28 of this Circular. A notice convening the SGM to be held at 2:00 p.m. on 6 August 2008 at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Pudong New District, Shanghai, the People's Republic of China is set out on pages 35 to 37 of this Circular.

If you intend to attend the SGM, please complete and return the enclosed reply slip in accordance with the instructions printed thereon as soon as possible and in any event by no later than 17 July 2008.

Whether or not you are able to attend the SGM, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy must be signed by you or your attorney duly authorized in writing or, in case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorized to sign the same. If the form of proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other document of authorization, must be notarially certified.

For holders of H shares of the Company, please return the proxy form together with any documents of authority to Computershare Hong Kong Investor Services Limited at Room 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, and in any event not later than 24 hours before the time appointed for holding the SGM. Completion and return of the form of proxy will not preclude you from attending and voting at the SGM or any adjournment thereof should you so wish.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

20 June 2008

In this Circular, unless the context otherwise requires, the following terms shall have the following meanings:

"A Share Listing"	the listing of the A shares of the Company on the Shanghai Stock Exchange on 12 December 2007.
"A Share Prospectus"	the prospectus issued by the Company on 12 December 2007 in connection with the A Share Listing.
"associate"	has the meaning ascribed thereto under the Listing Rules.
"Board"	the board of directors of the Company.
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a wholly PRC state-owned enterprise and the controlling shareholder of the Company.
"China Shipping Group"	China Shipping and its subsidiaries and associates (excluding the Group).
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 3,751,000,000 H shares are listed on the Stock Exchange and 7,932,125,000 A shares are listed on the Shanghai Stock Exchange.
"CS Hong Kong"	China Shipping Container Lines (Hong Kong) Co., Ltd., a limited liability company incorporated in Hong Kong and a wholly-owned subsidiary of the Company.
"CSS"	China Shipping & Sinopec Suppliers Co., Ltd. (中石化中海船舶燃料供應有限公司), a limited liability company incorporated in the PRC jointly controlled by China Shipping and Sinopec Sales Company Limited (中國石化銷售有限公司) (i.e. owned as to 50% by each of them).
"Directors"	the directors of the Company.
"Group"	the Company and its subsidiaries.
"HKICPA"	the Hong Kong Institute of Certified Public Accountants.

"Hong Kong"	Hong Kong Special Administrative Region of the PRC.
"Independent Board Committee"	a committee of the Board comprising all the independent non-executive Directors, namely, Mr. Hu Hanxiang, Mr. Wang Zongxi, Mr. Shen Kangchen, Mr. Shen Zhongying and Mr. Jim Poon (also known as Zhanyuan Pan).
"Independent Financial Adviser"	Guotai Junan Capital Limited.
"Independent Shareholders"	the shareholders of the Company except the China Shipping Group.
"Latest Practicable Date"	19 June 2008, being the latest practicable date prior to the printing of this Circular for the purpose of ascertaining certain information contained in this Circular.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Master Supply Agreement"	the master supply agreement dated 10 May 2004 entered into between the Company, China Shipping and CSS, under which China Shipping, CSS and their respective subsidiaries and associates shall provide fresh water, vessel fuel, lubricants, spare parts and other materials, generators for containers and other related and ancillary services to the Group.
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules.
"PRC"	the People's Republic of China.
"Revised Master Provision of Containers Agreement"	the master provision of containers agreement entered into between the Company and China Shipping on 10 April 2007, which is based on the original master provision of containers agreement for the manufacture and supply (including sale and/or lease) of containers by the China Shipping Group to the Group.

"Rights"	the H share appreciation rights granted under the H Share Appreciation Rights Scheme adopted by the Company on 12 October 2005 and amended on 20 June 2006 and 26 June 2007.
"RMB"	Renminbi, the lawful currency of the PRC.
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended and supplemented from time to time.
"SGM"	the Company's special general meeting to be convened for the purposes of approving (i) the revised annual caps for the transactions under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement for the two years ending 31 December 2009; (ii) the change in the use of A Share Listing proceeds as described in this Circular; and (iii) the changes in Directors as described in this Circular.
"Shareholder(s)"	the shareholder(s) of the Company.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"TEU"	twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet.
"USA"	the United States of America.
"US$"	United States dollars, the lawful currency of the USA.
"WTI"	West Texas Intermediate, also known as Texas Light Sweet, is a type of crude oil used as a benchmark in oil pricing.
"20'ST"	standard container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet.

The exchange rate adopted in this Circular for illustration purposes only is US$1.00 = RMB8.00.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Executive Directors:
Mr. Li Shaode
Mr. Zhang Guofa
Mr. Huang Xiaowen
Mr. Zhao Hongzhou

Non-executive Directors:
Mr. Ma Zehua
Mr. Zhang Jianhua
Mr. Lin Jianqing
Mr. Wang Daxiong
Mr. Yao Zuozhi
Mr. Xu Hui

Independent non-executive Directors:
Mr. Hu Hanxiang
Mr. Jim Poon (also known as Pan Zhanyuan)
Mr. Wang Zongxi
Mr. Shen Kangchen
Mr. Shen Zhongying

Legal address and principal place of business in the PRC:
27th Floor
450 Fu Shan Road
Pudong New District
Shanghai
The PRC

Principal place of business in Hong Kong:
Level 69
The Center
99 Queen's Road Central
Hong Kong

20 June 2008

To the holders of H shares of the Company

Dear Sir or Madam,

REVISION OF THE EXISTING ANNUAL CAPS FOR CERTAIN CONTINUING CONNECTED TRANSACTIONS

CHANGE IN THE USE OF A SHARE LISTING PROCEEDS

AND

CHANGES IN DIRECTORS

I. INTRODUCTION

The main purpose of this Circular is to provide you with, among other things:

(a) further information as is necessary to enable you to make an informed decision on whether to vote for or against the resolutions to be proposed at the SGM relating to:

(i) the revised annual caps for the transactions under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement for the two years ending 31 December 2009 ("**Revised Caps**");

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

(ii) the change in the use of A Share Listing proceeds as described in this Circular; and

(iii) the changes in Directors as described in this Circular;

(b) the letter of advice from the Independent Financial Adviser to the Independent Board Committee relating to the transactions contemplated under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement (the "**Transactions**") and the Revised Caps;

(c) the letter of recommendation from the Independent Board Committee relating to the Transactions and the Revised Caps; and

(d) the notice of SGM relating to (i) the Revised Caps; (ii) the change in the use of A Share Listing Proceeds as described in this Circular; and (iii) the changes in Directors as described in this Circular.

II. REVISION OF THE EXISTING ANNUAL CAPS FOR CERTAIN CONTINUING CONNECTED TRANSACTIONS

A. Background

Reference is made to the Company's announcements dated 24 January 2007 and 10 April 2007 and the circular to the Company's shareholders dated 16 February 2007. As previously disclosed, the Company is a party to the Master Supply Agreement and the Revised Master Provision of Containers Agreement. Transactions under the Master Supply Agreement and the Revised Master Provision of Containers Agreement constitute continuing connected transactions of the Company under the Listing Rules.

Reference is also made to the Company's announcement dated 2 June 2008. On 2 June 2008, the Company announced that owing to the reasons set out below, the Board expected that the existing respective annual caps for the continuing connected transactions under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement will not be sufficient for the Group's current requirements, and therefore proposed to revise the said existing annual caps for the year ending 31 December 2008 and 31 December 2009.

The Independent Board Committee has been formed by the Board to advise the Independent Shareholders in respect of the Transactions and the Revised Caps. Guotai Junan Capital Limited has been appointed as the Independent Financial Adviser to make recommendations to the Independent Board Committee in respect of the Transactions and the Revised Caps.

1. Master Supply Agreement

As disclosed in the announcement dated 24 January 2007, on 10 May 2004, the Company entered into the Master Supply Agreement with China Shipping and CSS for the provision of fresh water, vessel fuel, lubricants, spare parts and other materials, generators for containers and other related and ancillary services by: (i) China Shipping, CSS and their respective subsidiaries and associates; to (ii) the Group.

The existing annual caps for each of the three years ending 31 December 2007, 2008 and 2009 for the transactions under the Master Supply Agreement, are RMB800,000,000, RMB840,000,000 and RMB850,000,000, respectively.

Based on an internal estimate, the Directors believe that the existing 2008 and 2009 annual caps for the transactions under the Master Supply Agreement will not be sufficient for the Group's current requirements and therefore propose to revise the existing 2008 and 2009 annual caps to RMB1,750,000,000 and RMB2,020,000,000 respectively. Payment for goods and services purchased under the Master Supply Agreement is usually settled within 10 days and will be settled out of the general working capital of the Company. In arriving at such revised annual caps, the Directors have considered the following factors:

(1) The historical figures (as set out in Part II, Section C of this letter) for 2005 to 2007;

(2) During the period from 1 January 2008 to 31 March 2008, the aggregate transaction value of the continuing connected transactions under this agreement was RMB318,448,000, which accounts for approximately 38% of the existing annual cap for 2008;

(3) The average market price of the continuing connected transactions under this agreement is expected to increase 32.6% and 35.3% respectively for each of the two years ending 31 December 2008 and 2009 as compared with the year ended 31 December 2007. Such estimated significant increase is mainly due to an estimated significant increase in the market price of vessel fuel to be purchased under this agreement, because the transaction value of vessel fuel to be purchased under this agreement is expected to represent approximately 90.8% and 91.6% of the total transaction value of all transactions under this agreement for each of the two years ending 31 December 2008 and 2009 respectively.

(4) The expected increase in the market price of vessel fuel is based on an expected increase in the average price of WTI crude oil, which has been continuously increasing. For instance, the average price of WTI crude oil has increased from an average price of USD59.8/barrel during January to

April 2007 to USD101.4/barrel during January to April 2008, representing a 69.6% increase. As a result of such increase in the average price of WTI crude oil, the average unit price of vessel fuel to be purchased by the Group for the year ending 31 December 2008 is expected to reach RMB4,900/tonne, representing an increase of approximately 7.50% as compared with the average unit price of vessel fuel purchased by the Group of RMB4,558/tonne during January to April 2008. It is expected that the average unit price of vessel fuel to be purchased by the Group for the year ending 31 December 2009 will reach RMB5000/tonne, representing an increase of approximately 9.7% as compared with the average unit price of vessel fuel of RMB4,558/tonne during January to April 2008.

(5) The total volume of transactions under this agreement is expected to increase 120% and 154% respectively for each of the two years ending 31 December 2008 and 2009 as compared with the year ended 31 December 2007. As set out above, the transaction value of vessel fuel constitutes a significant part of all transactions under this agreement. Therefore, such estimated significant increase in the volume of transactions under this agreement is due to an estimated significant increase in the volume of vessel fuel to be purchased under this agreement.

(6) The significant increase in the volume of vessel fuel to be purchased under this agreement is due to more large vessels (each with a shipping capacity of over 4,000TEU) being put into operation for domestic trade lanes as a result of the development of the domestic container shipment market and the opening up of premium trade lanes for domestic trade by the Group. For these domestic trade lanes, the Group usually purchase vessel fuel from China Shipping and CSS since the quality, delivery time, price and terms of settlement of the vessel fuel supplied by China Shipping and CSS are more favourable to the Group than those provided by independent third parties. It is expected that 20 large vessels (each with a shipping capacity of over 4,000TEU) for domestic trade lanes will be put into operation by the Group by the end of 2008, which is expected to result in an increase of 122% in the total volume of fuel to be purchased as compared with 2007.

The Company will ensure that the existing annual cap for 2008 for the transactions under the Master Supply Agreement will not be exceeded before obtaining the Independent Shareholders' approval, as required under Rule 14A.36 of the Listing Rules.

2. *Revised Master Provision of Containers Agreement in respect of Containers to be Purchased by the Group*

As disclosed in the announcement dated 24 January 2007, pursuant to the Revised Master Provision of Containers Agreement entered into between the Company with China Shipping on 10 April 2007, China Shipping shall supply (including sell and/or lease), and shall procure that its subsidiaries and associates manufacture and supply (including sell and/or lease), containers to the Group.

The existing annual caps for each of the three years ending 31 December 2007, 2008 and 2009 for the purchase of containers by the Group under the Revised Master Provision of Containers Agreement are RMB1,131,000,000, RMB285,000,000 and RMB182,000,000 respectively.

Based on an internal estimate, the Directors believe that the existing 2008 and 2009 annual caps for the purchase of containers by the Group under the Revised Master Provision of Containers Agreement will not be sufficient for the Group's current requirements and therefore propose that the existing annual caps for each of the two years ending 31 December 2009 be revised to RMB1,520,000,000 and RMB1,020,000,000 respectively. Payment for the purchase of containers by the Group under the Revised Master Provision of Containers Agreement is usually settled within 60 days and will be settled out of the general working capital of the Company. In arriving at such revised annual caps, the Directors have considered the following factors:

(1) The historical figures (as set out in Part II, Section C of this letter) for 2005 to 2007.

(2) According to the Group's expected business development and the executed vessel purchase agreements, it is expected that the shipping capacity of the Group will increase by 61,576TEU during the period from 31 December 2007 to 31 December 2008; and it is expected that the shipping capacity of the Group will increase by 5,000TEU during the period from 31 December 2008 to 31 December 2009.

(3) As certain container lease agreements have expired, it is expected that the volume of containers that need to be newly added for each of the two years ending 31 December 2008 and 2009 are 148,100 TEU and 70,000 TEU respectively.

(4) The Group intends to purchase, instead of lease, additional containers to fulfil its needs. This is mainly because container rental charges have increased more rapidly than the manufacture cost of containers since 2008. The current market price of daily rental charges of container is approximately USD0.78/20'ST, representing an approximate 50%

increase as compared with the average daily rental charges of USD0.52/20'ST for the year ended 2007. Therefore, the Group intends to increase the percentage of containers purchased by it as a percentage of the total number of containers used by it from the existing 20% to 61% and 71% for the years ending 31 December 2008 and 2009 respectively.

(5) Due to the significant increase in market price of raw materials, such as steel and timber, as well as labour cost, the market price of container has been rising significantly. The average market price of container has increased from USD1,800/20'ST in the second half of 2007 to USD2,400/20'ST in April 2008, representing an approximate 33% increase. The average market price of container is expected to be increased from USD2,400/20'ST in April 2008 to USD2,700/20'ST for the year ending 2009, representing an approximate 13% increase.

During the period from 1 January 2008 to 31 March 2008, the aggregate transaction value of the containers purchased by the Group under this agreement was RMB59,280,000, which accounts for approximately 21% of the existing annual cap for 2008. The Company will ensure that the existing annual cap for 2008 for the purchase of containers by the Group under the Revised Master Provision of Containers Agreement will not be exceeded before obtaining the Independent Shareholders' approval, as required under Rule 14A.36 of the Listing Rules.

B. Reasons for and benefits of transactions

Due to the long established and close business relationship between the members of the Group and the China Shipping Group, a number of transactions have been entered into and are to be entered into between the Group and the relevant connected persons and their respective subsidiaries and associates, which are individually, significant and collectively essential to the core business and operation of container marine transportation of the Group.

In addition, as China Shipping is one of the key state-owned enterprises and is a large shipping conglomerate that operates across different regions, sectors and countries, and the relevant connected persons, all of which are associates of China Shipping, are well-known marine transportation corporations with outstanding competency in shipping industry and have developed good experience and service systems in respect of the products and services under the continuing connected transactions set out above. The cooperation with China Shipping and other connected persons enables the Group to fully leverage on their advantages to achieve better operating performance.

Finally, the terms and conditions provided by the connected persons in relation to the continuing connected transactions set out above are generally more favourable to the Group than those provided by independent third parties to the Group, or those provided by the connected persons to independent third parties.

In light of the above factors, the Directors (including the independent non-executive Directors, whose opinion is formed after taking into account the advice provided by the Independent Financial Adviser) consider that the terms of the above continuing connected transactions are fair and reasonable on normal commercial terms, and that it is in the best interest of the Company and its shareholders as a whole to continue these continuing connected transactions with the relevant connected persons.

C. Historical caps, historical figures and proposed annual caps

The following tables set out the respective historical caps, historical figures and future caps of: (i) the transactions under the Master Supply Agreement, details of which are set out in Part II, Section A.1 of this letter; and (ii) the transactions under the Revised Master Provision of Containers Agreement, details of which are set out in Part II, Section A.2 of this letter.

(RMB'000)

	Relevant Transactions	Historical Caps for 2005-2007		Historical Figures for 2005-2007		Proposed Annual Revised Caps for 2008	Proposed Revised Annual Caps for 2009
(1)	The transactions under the Master Supply Agreement	350,000	2005	346,144	2005	1,750,000	2,020,000
		484,000	2006	474,523	2006		
		800,000	2007	796,050	2007		
(2)	The purchase of containers by the Group under the Revised Master Provision of Containers Agreement	N/A	2005	250,448	2005	1,520,000	1,020,000
		870,960	2006	837,731	2006		
		1,131,000	2007	724,904	2007		
		(See Note)					

Note: These historical caps were initially stated and approved in US$ and have been converted to RMB in this table for ease and consistency of reference.

D. Implications under the listing rules

China Shipping is the controlling shareholder of the Company. Therefore, China Shipping and its associates, including CSS, are connected persons of the Company under the Listing Rules. The transactions between the Company and China Shipping and its associates, including CSS, under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement constitute continuing connected transactions of the Company. The Company confirms that the transactions contemplated under the Master Supply Agreement are of a revenue nature in the ordinary and usual course of business of the Company and therefore are exempted from the requirements under Chapter 14 of the Listing Rules.

As the proposed revised annual caps for each of the two years ending 31 December 2008 and 2009 for the transactions under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement respectively are expected to exceed 2.5% of the applicable

percentage ratios on an annual basis, therefore, the revision of the respective annual caps for each of the two years ending 31 December 2009 are subject to Independent Shareholders' approval as required under Rule 14A.48 of the Listing Rules.

E. General information

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

China Shipping is a large shipping conglomerate that operates across different regions, sectors and countries. The China Shipping Group (including the Group) has five specialised shipping fleets (including oil tankers, tramps, passenger vessels, container vessels and special vessels).

CSS is principally engaged in providing vessel-related fuel oil, bonded oil, diesel fuel, lubricant, material and spare parts at costal ports.

China Shipping is the controlling shareholder of the Company, therefore China Shipping and its associate(s) are connected persons (as defined under the Listing Rules) of the Company. Pursuant to Rule 14A.59(5) of the Listing Rules, where independent shareholders' approval is required with regard to a connected transaction, any connected person with a material interest in such transaction and any shareholder with a material interest in such transaction and its associates, will not vote on such transaction. Accordingly, China Shipping and its associate(s) shall at the SGM abstain from voting on the Revised Caps, which will be taken on a poll as required under the Listing Rules. As at the Latest Practicable Date, China Shipping and its associates controlled or were entitled to exercise control over the voting rights in respect of 5,595,500,000 A shares and 132,882,000 H shares in the Company, representing approximately 49.03% of the entire issued share capital of the Company. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i) there was no voting trust or other agreement, arrangement or understanding entered into by or binding upon China Shipping;

(ii) China Shipping was not subject to any obligation or entitlement whereby it had or might have temporarily or permanently passed control over the exercise of the voting right in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii) it was not expected that there would be any discrepancy between China Shipping's beneficial shareholding interest in the Company, as disclosed in the Appendix to this Circular, and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the SGM.

As far as the Directors are aware, other than China Shipping and its associate(s), no other Shareholder has a material interest in the Revised Caps and has to abstain from voting at the SGM on the Revised Caps.

The Independent Board Committee has been established to advise the Independent Shareholders on the Transactions and the Revised Caps. The Independent Financial Adviser has been appointed to advise the Independent Board Committee in respect of the Transactions and the Revised Caps. The letter from the Independent Board Committee and its recommendations to the Independent Shareholders is set out on pages 16 to 17 of this Circular, and the opinion letter from the Independent Financial Adviser is set out on pages 18 to 28 of this Circular.

III. CHANGE IN THE USE OF A SHARE LISTING PROCEEDS

Reference is made to the section headed "Use of Proceeds" appearing on page 291 of the A Share Prospectus.

The Company has raised net proceeds from its A Share Listing of about RMB15,221,864,000. The Board proposes that the Company's original plan to use RMB6.1 billion for the acquisition of 8 vessels, each with a capacity of 13300 TEU, out if its A Share Listing proceeds be changed to make a capital contribution in the amount of RMB 6.1 billion into CS Hong Kong, a wholly-owned subsidiary of the Company. The amount of RMB6.1 billion will be converted into US$ and injected into CS Hong Kong. Out of the total amount to be converted, the amount of US$815,904,000 shall be injected into CS Hong Kong for the acquisition of such 8 vessels, while the remaining amount (if any) will be used as general working capital and/or for the repayment of bank loans by CS Hong Kong. Save as disclosed above, the A Share Listing proceeds have been used as originally planned and as set out in the following table:

Use of A Share Listing proceeds	As disclosed in the A Share Prospectus	Amount (and percentage) used as at 31 December 2007
Vessel acquisition	RMB8.8 billion	RMB118,734,000 (1.349%)
Acquisition of the assets related to container transportation	RMB2 billion	RMB16,000,000 (0.8%)
Working capital and loan repayment	RMB1.2 billion	RMB2,892,838,000* (241.1%)

* Reference is made to the Company's announcement dated 19 November 2007. As the net proceeds from the A Share Listing exceeded the total amount required by the projects as stated in the A Share Prospectus, the surplus amount therefore, has been used to strengthen the Company's working capital. As such, the actual amount used for working capital exceeds the amount planned.

The above change in the use of A Share Listing proceeds is subject to Shareholders' approval at the SGM.

IV. CHANGES IN DIRECTORS

As Mr. Yao Zuozhi has reached retirement age, Mr. Yao Zuozhi has tendered his resignation as a non-executive Director effective from the conclusion of the SGM.

The Board and Mr. Yao Zuozhi confirm that (i) there has been no dispute between Mr. Yao Zuozhi, the Board or the Company; and (ii) there are no matters that need to be brought to the attention of the Shareholders in relation to his resignation. The Board would like to take this opportunity to express its sincere gratitude to Mr. Yao Zuozhi for his valuable contribution to the Company during his tenure of service.

The Board further announces that China Shipping proposed to nominate Mr. Yan Zhichong in place of Mr. Yao Zuozhi for appointment as a non-executive Director at the SGM. The official appointment of Mr. Yan Zhichong is subject to approval by the Shareholders at the SGM. The appointment of Mr. Yan Zhichong will commence at the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2009, i.e. in or around June 2010. Mr. Yan Zhichong will not receive his annual remuneration from the Company.

The particulars required to be disclosed under Rule 13.51(2) of the Listing Rules for Mr. Yan Zhichong will be announced by the Company as soon as reasonably practicable when the above changes in Directors become effective.

V. SGM

The notice convening the SGM to be held at 2:00 p.m. on 6 August 2008 at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Pudong New District, Shanghai, the PRC is being dispatched to the Shareholders together with this Circular.

There is enclosed in this Circular a proxy form for use at the SGM. Whether or not you are able to attend the SGM, you are requested to complete, sign and return the enclosed proxy form for the SGM in accordance with the instructions printed thereon.

To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, at Room 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the SGM in order for such documents to be valid.

Holders of H shares, who intend to attend the SGM, must complete the reply slip enclosed with this Circular and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the SGM, i.e. no later than 17 July 2008.

Pursuant to Articles 8.25 to 8.27 of the Articles of Association of the Company, at the SGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy; or

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

Pursuant to the Articles of Association of the Company, for the purpose of holding the SGM, the Register of Members for holders of H shares of the Company will be closed from 8 July 2008 to 6 August 2008 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the Register of Members for holders of H shares of the Company at the close of business on 6 August 2008 are entitled to attend and vote at the SGM.

In order to attend the SGM, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 7 July 2008.

VI. RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee which is set out on pages 16 to 17 of this Circular, and the letter from the Independent Financial Adviser which is set out on pages 18 to 28 of this Circular.

Having taken into account the advice of the Independent Financial Adviser, the Independent Board Committee considers that (i) the terms of the Transactions are fair and reasonable on normal commercial terms, and that it is in the best interest of the Company and its shareholders as a whole to continue these continuing connected transactions with the relevant connected persons; and (ii) the Revised Caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM in respect of the Revised Caps.

The Directors consider that the proposed change in the use of A Share Listing proceeds and the proposed changes in Directors are in the interests of the Company and the Shareholders as a whole, and accordingly, recommend the Shareholders to vote in favour of the relevant resolutions at the forthcoming SGM.

By Order of the Board
China Shipping Container Lines Company Limited
Li Shaode
Chairman

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 2866)

20 June 2008

To the Independent Shareholders

Dear Sir or Madam,

REVISION OF THE EXISTING ANNUAL CAPS FOR CERTAIN CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 20 June 2008 (the "**Circular**") to the shareholders of China Shipping Container Lines Company Limited (the "**Company**") of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meanings when used in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise the Independent Shareholders in respect of the Transactions and the Revised Caps, details of which are set out in the letter from the Board contained in the Circular. None of us has a material interest in the Transactions and the Revised Caps.

China Shipping is the controlling shareholder of the Company. Therefore, China Shipping and its associates, including CSS, are connected persons of the Company under the Listing Rules. The transactions between the Company and China Shipping and its associates, including CSS, under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement constitute continuing connected transactions of the Company.

As the Revised Caps exceed 2.5% of the applicable percentage ratios on an annual basis, therefore, the revision of the respective annual caps for each of the two years ending 31 December 2009 are subject to Independent Shareholders' approval as required under Rule 14A.48 of the Listing Rules.

Guotai Junan Capital Limited has been appointed as the independent financial adviser to advise us in respect of the Transactions and the Revised Caps. We wish to draw your attention to the opinion letter from Guotai Junan Capital Limited set out on pages 18 to 28 of the Circular.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

As members of your Independent Board Committee, we have discussed with the management of the Company in relation to the Transactions and the Revised Caps, and the basis upon which the terms of the Transactions have been determined and the Revised Caps have been calculated. We have also taken into account the principal factors and reasons considered by Guotai Junan Capital Limited in forming its opinion in relation to the Transactions and the Revised Caps, and have discussed with Guotai Junan Capital Limited its opinion letter and its advice.

On the basis of the above, we consider, and agree with the view of Guotai Junan Capital Limited, that the terms of the Transactions are fair and reasonable on normal commercial terms, and that it is in the best interest of the Company and its shareholders as a whole to continue these continuing connected transactions with the relevant connected persons. We further consider, and agree with the view of Guotai Junan Capital Limited, that the Revised Caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the SGM in respect of the Revised Caps.

Yours faithfully,
Mr. Hu Hanxiang,
Mr. Wang Zongxi,
Mr. Shen Kangchen,
Mr. Shen Zhongying and
Mr. Jim Poon (also known as Zhanyuan Pan)
Independent Board Committee

The following is the text of the letter of advice dated 20 June 2008 from Guotai Junan Capital Limited to the Independent Board Committee in respect of, the Transactions and the Revised Caps prepared for incorporation into this Circular:

Guotai Junan Capital Limited

27th Floor, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

20 June 2008

To the Independent Board Committee of
China Shipping Container Lines Company Limited

Dear Sirs,

REVISION OF THE EXISTING ANNUAL CAPS FOR CERTAIN CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee in respect of the transactions under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement (the "Transactions") which were approved at the Company's special general meeting held on 10 April 2007 and the revised annual caps for the Transactions for the two years ending 31 December 2009 (the "Revised Caps"), particulars of which are set out in a circular to the Shareholders dated 20 June 2008 (the "Circular") and of which this letter forms part. Unless the context requires otherwise, terms used in this letter shall have the same meanings as those defined in the Circular.

As set out in the letter from the Board contained in the Circular, since China Shipping is the controlling shareholder of the Company, each member of the China Shipping Group is therefore a connected person of the Company. As such, the Transactions have been entered and to be entered into between the Company and China Shipping Group would constitute continuing connected transactions for the Company under the Listing Rules. As the applicable percentage ratios in respect of the Revised Caps are expected to be more than 2.5% on an annual basis, the Revised Caps are subject to the reporting, disclosure as well as independent shareholders' approval requirements under Chapter 14A of the Listing Rules. Accordingly, the Company will convene the Company's special general meeting on 6 August 2008 to approve the Revised Caps by the Independent Shareholders.

BASIS OF OUR OPINION

In formulating our opinion, we have relied solely on the accuracy of the information, opinions and representations contained in the Circular and provided to us by the Group, and have assumed that all information, opinion and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify relying on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinion expressed or representations made or referred to in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have not, however, carried out any independent verification of the information, nor have we conducted any form of in-depth investigation into the business affairs, operations, financial position or future prospect of the Company.

PRINCIPAL FACTORS CONSIDERED

In arriving at our recommendations in respect of the Transactions and the Revised Caps, we have considered the following principal factors:

I. Master Supply Agreement

1. Background and reasons for sourcing of supplies

As disclosed in the announcements dated 24 January and 10 April 2007 and the circular to the Shareholders dated 16 February 2007, on 10 May 2004, the Company entered into the Master Supply Agreement with China Shipping and CSS for the provision of fresh water, vessel fuel, lubricants, spare parts and other materials, generators for the containers and other related and ancillary services (the "Material Supplies") provided by (i) China Shipping, CSS and their respective subsidiaries and associates; to (ii) the Group. Pursuant to the results of the Company's special general meeting disclosed in the Company's announcement dated 11 April 2007, the Shareholders and authorized proxies approved the Transactions entered into under the Master Supply Agreement, together with its respective proposed annual caps for the year ended 31 December 2007 and each of the two years ending 31 December 2008 and 2009 at the Company's special general meeting held on 10 April 2007.

The Company sourced the Material Supplies from China Shipping since its establishment in 1997. As advised by the Company, amongst all the Material Supplies, vessel fuel was the major item of purchases by the Company and accounted for approximately 63% to 80% of the total purchases for the three years ended 31 December 2006. With the rapid increase of crude oil price recently, vessel fuel accounted for approximately 90% of the total purchases during the period from 1 January 2007 to 30 April 2008. As advised by the Company, any shortage of supply of vessel fuel will seriously affect the business operation of the Company. By entering into the Master Supply Agreement, the Company's vessel fuel supply can be guaranteed from China Shipping and CSS.

The Company confirmed that the terms and conditions of the Master Supply Agreement remained unchanged, and the relevant transactions were entered into on normal commercial terms, in the ordinary course of business and are fair and reasonable to the Company on the basis that the terms of the relevant agreements are no less favorable to the Company than those offered from independent third parties, and therefore are in the interest of the Shareholders and the Company as a whole.

2. *Existing annual caps*

Set out below are (i) the annual aggregate amount paid for the transactions by the Company to China Shipping, CSS and their respective subsidiaries and associates and, (ii) the existing annual caps for the year ended 31 December 2007 and each of the two years ending 31 December 2009:

	For the year ended 31 December	**For the year ending 31 December**	
	2007	**2008**	**2009**
	RMB'000	*RMB'000*	*RMB'000*
Actual amount	796,050	N/A	N/A
Existing annual caps	800,000	840,000	850,000

We noted from the above table that the historical amount of fuel purchased under the Master Supply Agreement for the year ended 31 December 2007 did not exceed its respective cap amount.

3. Proposed revised annual caps

Set out below are the Revised Caps for the Master Supply Agreement:

	For the year ending 31 December	
	2008 (Proposed) *RMB'000*	2009 (Proposed) *RMB'000*
Revised Caps	1,750,000	2,020,000

From the above table, the estimated total purchased amount under the Master Supply Agreement for each of the two years ending 31 December 2009 are approximately RMB1,750,000,000 and RMB2,020,000,000 respectively.

The following sets out the basic factors we have taken into consideration in assessing the fairness and reasonableness of the Revised Caps for the Master Supply Agreement:

Increase in market price of vessel fuel

The Company advised that, the average market price of the continuing connected transactions under this agreement is expected to increase 32.6% and 35.3% respectively for the two years ending 31 December 2008 and 2009 as compared with the year ended 31 December 2007. Such estimated significant increase is mainly due to an estimated significant increase in the market price of vessel fuel to be purchased under this agreement. The transaction value of vessel fuel to be purchased under this agreement is expected to represent approximately 91.4% and 92.8% of the total transaction value of all transactions under this agreement for each of the two years ending 31 December 2008 and 2009 respectively.

As advised by the Company, the expected increase in the market price of vessel fuel and the vessel fuel price provided by China Shipping, CSS and their respective subsidiaries and associates under the Master Supply Agreement is based on an expected increase in the average price of West Texas Intermediate ("WTI") crude oil, which has been continuously increasing. For instance, the average price of WTI crude oil has increased from an average price of USD59.8/barrel during January to April 2007 to USD101.4/barrel during January to April 2008, representing a 69.6% increase. As a result of such increase in the average price of WTI crude oil, the average unit price of vessel fuel to be purchased by the Company for the year ending 2008 is expected to reach RMB4,900/tonne, representing an increase of approximately 9.48% as compared with the average unit price of vessel fuel purchased by the Company of RMB4,558/tonne during January to April 2008. It is

expected that the average unit price of vessel fuel to be purchased by the Company for the year ending 31 December 2009 will reach RMB5,000/tonne, representing an increase of approximately 9.7% as compared with the average unit price of vessel fuel of RMB4,558/tonne during January to April 2008.

Expanding shipping capacity

As advised by the Company, with the rapid development of the domestic container market in the PRC, the Company intended to further strengthen its investment in domestic market share of container shipping business.

In order to expand the domestic market share of container shipping business in the PRC, based on the shipping capacity for the year 2007, the Company advised that twenty large vessels (each with a shipping capacity of over 4,000TEU) for domestic trade lanes will be put into operation by the Company by the end of 2008. This represents an increase of six large-sized vessels to the existing fourteen vessels in operation in December 2007. As these new large-sized container vessels will be launched gradually to catch up with the market demand, the average number of large-sized vessel each month will be increased from thirteen vessels in December 2007 to seventeen vessels in December 2008. The Company advised that an additional large-sized vessel in full operations will lead to an increase of approximately 2,000 to 2,500 tonnes of fuel consumption each month. Hence, based on the total amount of fuel purchased under the Master Supply Agreement for the year 2007, which was 224,793 tonnes, the anticipated total amount of fuel purchased under the Master Supply Agreement for the year 2008 is expected to be approximately 325,000 tonnes.

The Company will launch further three 4,000TEU new large-sized container vessels in 2009. These three 4,000TEU new large-sized container vessels will be launched gradually to catch up with the market demand, the average number of large-sized vessel each month will be increased from seventeen vessels in December 2008 to nineteen vessels in December 2009, and the Company may consider reducing the usage of smaller and aged container vessels gradually in order to improve the operational efficiency. As a result, the anticipated total annual amount of fuel purchased for these two new large-sized container vessels is expected to be approximately no more than 50,000 tonnes. Hence, the Company anticipated that the total amount of fuel purchased under the Master Supply Agreement for the year ending 31 December 2009 is expected to be approximately 375,000 tonnes based on the total amount of fuel purchased under the Master Supply Agreement for the year ending 31 December 2008.

With the continue increase of the total amount of vessel fuel oil consumption and unit vessel fuel price, the proposed annual payment for the vessel fuel to be purchased for each of the two years ending 31 December 2009 will be approximately RMB1,600,000,000 and RMB1,875,000,000 respectively (assuming the vessel fuel is stable at an average price of RMB4,900 per tonne in 2008 and RMB5,000 per tonne in 2009).

In view of the above, the total purchase amount under the Master Supply Agreement (including vessel fuel, fresh water, lubricants, spare parts and other materials) for each of the two years ending 31 December 2009 is expected to be RMB1,750,000,000 and RMB2,020,000,000 respectively.

Taking into account of the anticipated vessel fuel price, shipping capacity, fuel consumption and the requirement of other Material Supplies, we consider that the Revised Caps of the Master Supply Agreement for each of two years ending 31 December 2009 determined are fair and reasonable.

II. Revised Master Provision of Containers Agreement

1. Background and reasons for sourcing containers from the China Shipping Group

As disclosed in the announcements dated 24 January and 10 April 2007 and the circular to the Shareholders dated 16 February 2007, pursuant to the Revised Master Provision of Containers Agreement, China Shipping shall supply (including sell and/or lease), and shall procure that its subsidiaries and associates manufacture and supply (including sell and/or lease), containers to the Group. Pursuant to the results of the Company's special general meeting disclosed in the Company's announcement dated 11 April 2007, the Shareholders and authorized proxies approved the Transaction entered into under the Revised Master Provision of Containers Agreement, together with its respective proposed annual caps for the year ended 31 December 2007 and for each of two years ending 31 December 2009 at the Company's special general meeting held on 10 April 2007.

The existing annual caps for the year ended 31 December 2007 and for the two years ending 31 December 2009 for the transactions under the Revised Master Provision of Containers Agreement entered into between the Company and China Shipping in respect of containers to be purchased by the Company are RMB1,131,000,000, RMB285,000,000 and RMB182,000,000 respectively.

The Directors believe that the existing 2008 and 2009 annual caps for the purchase of containers by the Group under the Revised Master Provision of Containers Agreement will not be sufficient for the Group's current requirements and therefore propose that the existing annual caps for each of the two years ending 31 December 2008 and 2009 be revised to RMB1,520,000,000 and RMB1,020,000,000 respectively.

(a) Purchasing

The Company confirmed that the sale terms of containers provided by the China Shipping Group are generally more favorable to the Group than those provided by independent third party suppliers. We noted that the China Shipping Group has been providing containers to the Group since October 2005. During the past three years, the Board considers that those containers provided by China Shipping Group met the requirements of the Group. Besides, those containers production facilities of the China Shipping Group are relatively new, which are capable of producing containers at a faster speed when compared with other containers manufacturers.

(b) Leasing

The Company confirmed that the lease terms provided by the Dong Fang International Investment Limited ("DFI") are generally more favorable to the Group than those provided by independent third party lessors.

The Company advised that the container lease contracts provided by the independent third parties are less flexible than DFI and it is very difficult for the Company to negotiate for any amendments. The containers provided by DFI are using the Company's standards with the Company's corporate color as well as the Company's logo, while the containers from independent third parties were based on the lessors' standards with the lessors' logos. The containers provided by the independent third parties must be picked up and returned monthly at a particular place as determined by the lessors. However, DFI is more flexible on container return and container repair services. In addition, we noted that DFI has been providing the container leasing service for the Company prior to its listing on the Stock Exchange. Based on the above, the Board considers that the containers leased from DFI met the quality requirements of the Company in the past few years.

The Company confirmed that the terms and conditions of the Revised Master Provision of Containers Agreement remained unchanged, and the relevant transactions were entered into on normal commercial terms, in the ordinary course of business and are fair and reasonable to the Company on the basis that the terms of the relevant agreements are no less favorable to the Company than those offered from independent third parties, and therefore are in the interest of the Shareholders and the Company as a whole.

2. *Existing annual caps*

Set out below are the annual aggregate amount paid by the Company to the China Shipping Group for the year ended 31 December 2007 and each of two years ending 31 December 2009:

	For the year ended 31 December 2007	For the year ending 31 December 2008	2009
	RMB'000	*RMB'000*	*RMB'000*
Actual amount	410,300	N/A	N/A
Existing annual caps (containers to be leased)	620,000	784,000	894,000
Actual amount	724,904	N/A	N/A
Existing annual caps (containers to be purchased)	1,131,000	285,000	182,000

We noted from the above table that historical purchase and lease amounts of containers for the year ended 31 December 2007 did not exceed their respective cap amounts.

3. *Proposed revised annual caps*

	For the year ending 31 December 2008 (Proposed)	2009 (Proposed)
	RMB'000	*RMB'000*
Containers to be purchased	1,520,000	1,020,000

From the table above, the estimated total amount for containers purchased under the Revised Master Provision of Containers Agreement for each of the two years ending 31 December 2009 are approximately RMB1,520,000,000 and RMB1,020,000,000 respectively.

The following sets out the basic factors we have taken into consideration in assessing the fairness and reasonableness of the Revised Caps for the Revised Master Provision of Containers Agreement:

Expanding shipping capacity

According to the Group's expected business development and the executed vessel purchase agreements, the Company expected that the total shipping capacity of the Group will increase by 61,576TEU additional spare space for the year ending 31 December 2008; and 5,000TEU additional spare space for the year ending 31 December 2009. With the increase in shipping capacity, the total demand for containers will also increase (in general, 1 TEU spare space needs 2 TEU containers); and the additional required container volume will be approximately 123,152TEU and 10,000TEU for each of the two years ending 2009 respectively.

As certain container lease agreements signed with independent third parties have expired, the Company expected container volume to be leased and purchased from DFI for each of two years ending 31 December 2008 and 2009 are 25,000TEU and 60,000TEU respectively. Thus, the total required container volume will be approximately 148,100TEU and 70,000TEU for each of the two years ending 31 December 2009 respectively.

Increase in market price of raw material and containers

The Company intends to purchase more containers instead of leasing them from China Shipping and independent third parties. This is mainly due to: (1) raw material price increased sharply during the year 2007; and (2) the percentage increase in purchase price for containers is lower than the percentage increase for container lease.

Set out below is market price change for raw materials of containers during the period from July 2007 to April 2008 provided by the Company:

	2007						**2008**			
	July	**Aug**	**Sep**	**Oct**	**Nov**	**Dec**	**Jan**	**Feb**	**Mar**	**Apr**
Steel *(RMB/tonne)*	5,100	4,850	4,800	5,000	5,000	5,000	5,350	5,680	5,880	6,430
Timber *(RMB/cube)*	4,950	4,800	4,800	4,950	4,950	4,950	4,900	5,050	5,050	5,100

From the table above, we noted that the market price of steel increased from RMB5,100/tonne in July 2007 to RMB6,430/tonne in April 2008, representing an approximately 26% increase; and the market price of timber increased from RMB4,950/cube in July 2007 to RMB5,100/cube in April 2008, representing an approximately 3% increase. As advised by the Company, the average selling price of containers from independent third parties was approximately USD2,400/TEU (equivalent to RMB18,000/TEU) in April 2008. Based on the trend of the recent price increase, the Directors expected that the raw material price as well as the selling price of containers will continue to increase for the next two years and the estimated average purchase price of containers to be purchased by the Company from China Shipping is expected to be USD2,250/TEU (equivalent to RMB16,875/TEU) and USD2,700/TEU (equivalent to RMB20,250/TEU) for the two years ending 31 December 2008 and 2009.

Set out below is the comparison between market purchase price and rental price of containers for the year 2007 and 2008 provided by the Company:

	Leasing price of Containers (each TEU)			Purchasing price of Containers		
	20'ST	*40'ST*	*40'HC*	*20'ST*	*40'ST*	*40'HC*
2007 (December)	US$0.52	US$0.83	US$0.88	US$1,800	US$2,880	US$3,060
2008 (April)	US$0.78	US$1.25	US$1.33	US$2,400	US$3,840	US$4,080
Increase rate	50%	51%	51%	33%	33%	33%

From the table above, we noted that the leasing price of, containers has been increased by approximately 50%, 51% and 51% respectively for each of 20'ST, 40'ST, and 40'HC from December 2007 to April 2008; and the purchasing price of containers has been increased by approximately 33%, 33% and 33% respectively for each of 20'ST, 40'ST, and 40'HC from December 2007 to April 2008. We also noted that the percentage increase for purchase price of containers is lower than the percentage increase for leasing price of containers during such period. The Directors expected that this trend will continue and therefore, the Group intends to increase the portion of purchasing containers for the next two years.

For the year ended 31 December 2007, the volume of containers in terms of TEU purchased from China Shipping as a percentage of the total volume of containers purchased and leased from China Shipping (the "Purchase Ratio") was 20%. The Group intends to increase the Purchase Ratio to approximately 61% and 71% for the year ending 31 December 2008 and 2009 respectively. As the total required container volume for each of the two years ending 31 December 2009 is expected to be 148,100TEU and 70,000TEU respectively, the total purchase volume of containers for each of the two years ending 31 December 2009 will be approximately 90,000TEU and 50,000TEU. Hence, the total purchase amount of containers under the Revised Master Provision of Containers Agreement for each of the two years ending 31 December 2009 is expected to be approximately RMB1,520,000,000 and RMB1,020,000,000 respectively.

Taking into account of the anticipated shipping capacity, the container capacity requirements and the revised ratio for the number of containers to be purchased, we consider that the proposed annual caps for the purchase of containers for the two years ending 31 December 2009 determined are fair and reasonable.

RECOMMENDATION

Taking into consideration of the above factors, in particular, the background and reasons for (i) sourcing of supplies under the Master Supply Agreement and, (ii) sourcing containers under the Revised Master Provision of Containers Agreement and the basis for determining the revision of the existing annual caps, we concur with the Company that the Transactions are entered into in the ordinary course of business and the terms of the Transactions under the Agreements are on normal commercial terms, fair and reasonable and in the interest of the Company and Shareholders as a whole. And we consider that the Revised Caps are fair and reasonable. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolutions for approving the Revised Caps at the SGM.

Yours faithfully,
For and on behalf of
Guotai Junan Capital Limited
Deirdre Yau
Executive Director

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVES' INTERESTS

9 Directors and 4 supervisors were granted Rights under the Rights scheme adopted on 12 October 2005 and amended on 20 June 2006 and 26 June 2007. Details of the Rights scheme were set out in the Company's circular to Shareholders dated 26 August 2005 and the amended scheme was produced to the annual general meetings of the Company held on 20 June 2006 and 26 June 2007. The interests of such Directors and supervisors in the underlying H shares of the Company as at the Latest Practicable Date were as follows:

Name	Number of underlying H shares involved	Capacity in which underlying H shares were held	Percentage figure in the H shares
Directors			
Li Shaode	2,182,000	Beneficial owner	0.09% (Long position)
Zhang Guofa	1,431,000	Beneficial owner	0.06% (Long position)
Huang Xiaowen	2,151,000	Beneficial owner	0.09% (Long position)
Zhao Hongzhou	1,680,000	Beneficial owner	0.07% (Long position)
Ma Zehua	981,000	Beneficial owner	0.04% (Long position)
Zhang Jianhua	800,000	Beneficial owner	0.03% (Long position)
Wang Daxiong	800,000	Beneficial owner	0.03% (Long position)
Xu Hui	700,000	Beneficial owner	0.03% (Long position)
Yao Zuozhi	700,000	Beneficial owner	0.03% (Long position)
Lin Jianqing	339,000	Beneficial owner	0.01% (Long position)
Supervisors			
Chen Decheng	612,000	Beneficial owner	0.03% (Long position)
Yao Guojian	1,600,000	Beneficial owner	0.07% (Long position)
Wang Xiuping	900,000	Beneficial owner	0.04% (Long position)
Tu Shiming	260,000	Beneficial owner	0.01% (Long position)

Each of Li Shaode, Zhang Jianhua, Lin Jianqing, Wang Daxiong and Zhang Guofa was as at the Latest Practicable Date the President, a Vice-President, a Vice-President, a Vice-President and a Vice-President respectively of China Shipping, which was a company having, as at the Latest Practicable Date, an interest or short position in the Company's shares and underlying shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, supervisors or chief executive(s) of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Directors, supervisors or chief executive(s) is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Company's supervisors to the same extent as it applies to the Directors).

3. DIRECTORS' SERVICE CONTRACTS

None of the Directors has entered into any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Company within one year without any payment of compensation, other than statutory compensation.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has any interests in a business, which competes or may compete with the business of the Group.

5. INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors, supervisors, proposed Directors or proposed supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2007 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this Circular, which is significant in relation to the business of the Group.

6. NO MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2007 (being the date to which the latest published audited accounts of the Company were made up).

7. SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS WITH NOTIFIABLE INTERESTS

As at the Latest Practicable Date, so far as the Directors, supervisors or chief executive(s) of the Company are aware, the following persons (other than a Director, supervisor or chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of shareholder	Class of shares	Number of shares/ underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
China Shipping	A shares	5,595,500,000 (Long position)	Beneficial owner	70.54%	47.89%
JPMorgan Chase & Co.	H shares	600,888,283 (Long position)	Beneficial owner	16.02% (Long position)	5.14% (Long position)
		79,015,346 (Short position)	Investment manager	2.11% (Short position)	0.68% (Short position)
		269,185,905 (Lending pool)	Custodian	7.18% (Lending pool)	2.30% (Lending pool)
Hutchison International Limited	H shares	374,724,900 (Long position)	Beneficial owner	9.99%	2.07%
UBS AG	H shares	92,742,066 (Long position)	Beneficial owner	2.47% (Long position)	0.79% (Long position)
		67,349,162 (Long position)	Person having a security interest	1.80% (Long position)	0.58% (Long position)
		33,774,000 (Long position)	Interest of controlled corporation	0.90% (Long position)	0.29% (Long position)
		6,101,150 (Short position)	Beneficial owner	0.16% (Short position)	0.05% (Short position)
		32,440,000 (Short position)	Interest of controlled corporation	0.86% (Short position)	0.28% (Short position)

Save as disclosed above and so far as the Directors, supervisors or chief executive(s) of the Company are aware, as at the Latest Practicable Date, no other person had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

As at the Latest Practicable Date, so far as the Directors, supervisors or chief executive(s) are aware, each of the following persons, not being: (i) a Director, supervisor or chief executive of the Company; or (ii) a member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary *(See Note)*	**Name of shareholder** *(See Note)*	**Percentage of shareholding**
Shanghai HaiXin YuanCang International Logistics Co., Ltd. (上海海興遠倉國際物流有限公司)	(i) Bermuda YuanCang International Co., Ltd. (百慕達遠倉國際股份有限公司)	40%
	(ii) Shanghai YiHua Enterprises Company (上海逸驊實業總公司)	20%

Note: The English names of certain companies referred herein represent management's best efforts at translating the Chinese names of these companies as no English names have been registered.

Save as disclosed above and so far as the Directors, supervisors or chief executive(s) of the Company are aware, as at the Latest Practicable Date, no other person, not being: (i) a Director, supervisor or chief executive of the Company; or (ii) a member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

8. LITIGATION

As at the Latest Practicable Date, no litigation or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

9. MISCELLANEOUS

(a) The secretary of the Company is Mr. Ye Yu Mang. Mr. Ye graduated from Shanghai Maritime University in 1989 with a Masters degree in mechanical engineering and was the company secretary of China Shipping Development Company Limited from April 2001 to March 2003.

(b) The qualified accountant of the Company pursuant to Rule 3.24 of the Listing Rules is Mr. Zhao Xiaoming, who is able to meet all the requirements set out in Rule 3.24 of the Listing Rules (except that he is not a fellow or an associate member of the HKICPA or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the

HKICPA). Pursuant to the conditions of the waiver from the Stock Exchange from strict compliance with Rule 3.24 of the Listing Rules, the Company has engaged Mr. Mak Po Lung, a fellow member of the HKICPA, to assist Mr. Zhao Xiaoming during the period of the waiver, commencing from 1 October 2006 and expiring on (i) 30 September 2009, being the expiry date of three years commencing from 1 October 2006; or (ii) when the Company fails to fulfill any of the conditions for the said waiver, whichever is earlier.

(c) The legal address and principal place of business in the PRC of the Company is 27th Floor, 450 Fu Shan Lu, Pudong New District, Shanghai, the PRC. The Hong Kong H Share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The English text of this Circular shall prevail over the Chinese text in case of any inconsistency.

10. CONSENT OF EXPERT

(a) The Independent Financial Adviser, which is a licensed corporation to carry out type 6 (advising on corporate finance) regulated activities under the SFO, has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter and reference to its name in the form and context in which they respectively appear.

(b) As at the Latest Practicable Date, the Independent Financial Adviser was not interested in any Right or share in any member of the Group nor did it have any right or option (whether legally enforceable or not) to subscribe for or nominate persons to subscribe for any Right or share in any member of the Group.

(c) As at the Latest Practicable Date, the Independent Financial Adviser did not have any direct or indirect interest in any assets which have been, since 31 December 2007 (being the date to which the latest published audited financial statements of the Company were made up) acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

11. DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's principal place of business in Hong Kong at Level 69, 99 Queen's Road Central, the Center, Hong Kong for a period of 14 days (excluding Saturdays) from the date of this Circular:

(i) the Master Supply Agreement and the Revised Master Provision of Containers Agreement;

(ii) the letter dated 20 June 2008 from the Independent Board Committee to the Independent Shareholders, the text of which is set out on pages 16 to 17 of this Circular;

(iii) the opinion letter dated 20 June 2008 from the Independent Financial Adviser, the text of which is set out on pages 18 to 28 of this Circular; and

(iv) the written consent issued by the Independent Financial Adviser as referred to in the paragraph headed "Consent of Expert" in this Appendix.

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 2866)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "**SGM**") of China Shipping Container Lines Company Limited (the "**Company**") will be held at 2:00 p.m. on 6 August 2008 at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "**PRC**") to consider and, if thought fit, pass the following resolutions as ordinary resolutions, and unless otherwise defined herein, the terms herein shall have the same meanings as defined in the circular to the shareholders of the Company dated 20 June 2008 (the "**Circular**"):

1. "**THAT** the Revised Caps, details of which are set out in the Circular, be and are hereby approved";

2. "**THAT** the change in the use of A Share Listing proceeds, details of which are set out in the Circular, be and is hereby approved"; and

3. "**THAT** the appointment of Mr. Yan Zhichong as a non-executive Director for a term commencing at the conclusion of the SGM and ending at the conclusion of the annual general meeting of the Company for the year 2009, i.e. in or around June 2010, be and is hereby approved and the Board be authorized to fix the remuneration of Mr. Yan Zhichong and the resignation of Mr. Yao Zuozhi as a non-executive Director, be and is hereby approved".

By order of the Board
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
20 June 2008

Notes:

(a) The resume of Mr. Yan Zhichong has been set out below:

Mr. Yan is the general manager of Guangzhou Maritime Transport (Group) Co., Ltd., a supervisor of China Shipping Development Company Limited ("CSDC") and a director of China Shipping Haisheng Co., Ltd.. He was the general manager of CSDC Tanker Company (Guang Zhou), the section chief of transport department of China Shipping (Group) Company, the vice president of China Shipping (Hong Kong) Holdings Co., Ltd. and the general manager of China Shipping International Ship Management Co., Ltd.. Mr. Yan holds a Bachelor's degree and is also a senior engineer.

Mr. Yan is not connected with the Company, the controlling shareholder of the Company and the defacto controller of the Company. Mr. Yan does not have any interest in the shares of the Company. Mr. Yan was not punished by China Securities Regulatory Commission and other relevant authorities and disciplined by any stock exchange.

(b) The address of Computershare Hong Kong Investor Services Limited is as follows:

Room 1806-1807
18th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

(c) Holders of H shares, who intend to attend the SGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the SGM, i.e. no later than 17 July 2008.

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai
The People's Republic of China
200122
Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(d) Each holder of H shares who has the right to attend and vote at the SGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the SGM. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

(e) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(f) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the SGM or any adjournment thereof in order for such documents to be valid.

(g) If a proxy attends the SGM on behalf of a Shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the SGM, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person Shareholder.

(h) Pursuant to Articles 8.25 to 8.27 of the Articles of Association of the Company, at the SGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(i) Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the SGM, the Register of Members for holders of H shares of the Company will be closed from 8 July 2008 to 6 August 2008 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the Register of Members for holders of H shares of the Company at the close of business on 6 August 2008 are entitled to attend and vote at the SGM.

In order to attend the SGM, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 7 July 2008.

(j) The SGM is expected to last for half a day. Shareholders attending the SGM are responsible for their own transportation and accommodation expenses.

The Board as at the date of this notice comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi ,Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

中海集装箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "**SGM**") of China Shipping Container Lines Company Limited (the "**Company**") will be held at 2:00 p.m. on 6 August 2008 at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "**PRC**") to consider and, if thought fit, pass the following resolutions as ordinary resolutions, and unless otherwise defined herein, the terms herein shall have the same meanings as defined in the circular to the shareholders of the Company dated 20 June 2008 (the "**Circular**"):

1. "**THAT** the Revised Caps, details of which are set out in the Circular, be and are hereby approved";

2. "**THAT** the change in the use of A Share Listing proceeds, details of which are set out in the Circular, be and is hereby approved"; and

3. "**THAT** the appointment of Mr. Yan Zhichong as a non-executive Director for a term commencing at the conclusion of the SGM and ending at the conclusion of the annual general meeting of the Company for the year 2009, i.e. in or around June 2010, be and is hereby approved and the Board be authorized to fix the remuneration of Mr. Yan Zhichong and the resignation of Mr. Yao Zuozhi as a non-executive Director, be and is hereby approved".

By order of the Board
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
20 June 2008

Notes:

(a) The resume of Mr. Yan Zhichong has been set out below:

Mr. Yan is the general manager of Guangzhou Maritime Transport (Group) Co., Ltd., a supervisor of China Shipping Development Company Limited ("CSDC") and a director of China Shipping Haisheng Co., Ltd.. He was the general manager of CSDC Tanker Company (Guang Zhou), the section chief of transport department of China Shipping (Group) Company, the vice president of China Shipping (Hong Kong) Holdings Co., Ltd. and the general manager of China Shipping International Ship Management Co., Ltd.. Mr. Yan holds a Bachelor's degree and is also a senior engineer.

Mr. Yan is not connected with the Company, the controlling shareholder of the Company and the defacto controller of the Company. Mr. Yan does not have any interest in the shares of the Company. Mr. Yan was not punished by China Securities Regulatory Commission and other relevant authorities and disciplined by any stock exchange.

(b) The address of Computershare Hong Kong Investor Services Limited is as follows:

Room 1806-1807
18th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

(c) Holders of H shares, who intend to attend the SGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the SGM, i.e. no later than 17 July 2008.

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai
The People's Republic of China
200122
Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(d) Each holder of H shares who has the right to attend and vote at the SGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the SGM. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

(e) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(f) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the SGM or any adjournment thereof in order for such documents to be valid.

(g) If a proxy attends the SGM on behalf of a Shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the SGM, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person Shareholder.

(h) Pursuant to Articles 8.25 to 8.27 of the Articles of Association of the Company, at the SGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(i) Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the SGM, the Register of Members for holders of H shares of the Company will be closed from 8 July 2008 to 6 August 2008 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the Register of Members for holders of H shares of the Company at the close of business on 6 August 2008 are entitled to attend and vote at the SGM.

In order to attend the SGM, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 7 July 2008.

(j) The SGM is expected to last for half a day. Shareholders attending the SGM are responsible for their own transportation and accommodation expenses.

The Board as at the date of this notice comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non- executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

FORM OF PROXY
FOR SPECIAL GENERAL MEETING TO BE HELD ON 6 AUGUST 2008

No. of H shares to which this form of proxy relates[1]	

I/We[2] ____________________

of ____________________

being shareholder(s) of China Shipping Container Lines Company Limited (the "**Company**") hereby appoint[3] the Chairman of the Meeting (as defined below) ____________________

or ____________________

of ____________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the special general meeting of the Company to be held at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "**PRC**") on 6 August 2008 at 2:00 p.m. (the "**Meeting**") as hereunder indicated in respect of the resolutions set out in the notice convening the Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS *(see Note A)*	For[4]	Against[4]	Abstain[4]
1.	**THAT** the Revised Caps, details of which are set out in the Circular, be and are hereby approved			
2.	**THAT** the change in the use of A Share Listing proceeds, details of which are set out in the Circular, be and is hereby approved			
3.	**THAT** the appointment of Mr. Yan Zhichong as a non-executive Director for a term commencing at the conclusion of the SGM and ending at the conclusion of the annual general meeting of the Company for the year 2009, i.e. in or around June 2010, be and is hereby approved and the Board be authorized to fix the remuneration of Mr. Yan Zhichong and the resignation of Mr. Yao Zuozhi as a non-executive Director, be and is hereby approved			

Note A: Unless otherwise defined herein, the terms used herein shall have the same meanings as defined in the notice to the shareholders of the Company dated 20 June 2008.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

Date: ____________________ Signature(s)[5]: ____________________

Notes:

1. Please insert the number of shares to which this form of proxy relates, which must not exceed the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2. Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

3. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**

4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "√" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A "√" IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, INDICATE WITH A "√" IN THE BOX MARKED "ABSTAIN".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

6. Where there are joint registered holders of any share, only the person whose name stands first on the register in respect of such share may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto.

7. To be valid, for holders of H shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time appointed for the Meeting.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

REPLY SLIP

To: China Shipping Container Lines Company Limited (the "Company")

I/We[1] (Chinese name): ____________________

(English name): ____________________

of ____________________

being the registered holder(s) of[2] ____________ H share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Special General Meeting of the Company to be held at 2:00 p.m. on 6 August 2008 at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Shanghai, the People's Republic of China.

Date: ____________ Signature(s): ____________

Notes:

1. Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.

2. Please insert the number of shares registered under your name(s).

3. The completed and signed reply slip should be delivered to the Directorate Secretary Office of the Company at 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China on or before 17 July 2008 personally or by mail or by fax (fax number: (86) 21 6596 6813).

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

貝克·麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED

2008 JUL -7 A 7:42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 2, 2008

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated June 27, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Chiu

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on June 27, 2008:

1. Connected Transaction: Acquisition of 5 Vessels - by China Shipping Container Lines Company Limited, released on June 30, 2008.

中海集装箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Connected Transaction: Acquisition of 5 Vessels

The Board is pleased to announce that on 27 June 2008, Shanghai Puhai (Hong Kong), a subsidiary of the Company, entered into the Master Agreement with the Vendors and the respective Acquisition Agreements with each respective Vendor, whereby Shanghai Puhai (Hong Kong) has agreed to purchase and the Vendors have agreed to sell the Container Vessels with an aggregate capacity of 1930 TEU at a total cash consideration of US$36,520,000 (equivalent to approximately HK$290,618,890).

Shanghai Puhai (Hong Kong) is a subsidiary of the Company. The Vendors are wholly-owned subsidiaries of CSDC. CSDC is in turn owned as to approximately 46.36% by the controlling shareholder of the Company, China Shipping. As the Vendors are associates of the controlling shareholder of the Company, therefore, the Vendors are connected persons of the Company and the Acquisition constitutes a connected transaction of the Company under the Listing Rules.

On 9 July 2007, Shanghai Puhai Shipping Co., Ltd., a subsidiary of the Company, entered into 3 sales and purchase agreements with CSDC in respect of the acquisition of three container vessels at an aggregate consideration of RMB28,000,000 (equivalent to approximately HK$28,865,979 at that time). As CSDC is an associate of the controlling shareholder of the Company, therefore, CSDC is a connected person of the Company and the previous acquisition constituted a connected transaction of the Company under the Listing Rules. The previous acquisition was exempted from the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. Pursuant to Rule 14A.25 of the Listing Rules, the previous connected transaction described above has been aggregated with the Acquisition. The aggregate consideration payable for the previous acquisition and the Acquisition is more than HK$1,000,000 and each of the applicable percentage ratios (other than the profits ratio) is more than 0.1% but less than 2.5%. Under Rule 14A.32 of the Listing Rules, the Acquisition is therefore exempted from the independent shareholders' approval requirements, but is still subject to the relevant reporting and announcement requirements.

1. MASTER AGREEMENT AND ACQUISITION AGREEMENTS

(a) Date

27 June 2008

(b) Parties

Vendors: (i) Xiang Xiu Shipping S.A., which has agreed to sell two vessels called "Xiang Xiu" and "Xiang Zhu";

(ii) Xiang Da Shipping S.A., which has agreed to sell a vessel called "Xiang Da";

(iii) Xiang Xin Shipping S.A., which has agreed to sell a vessel called "Xiang Xin"; and

(iv) Xiang Wang Shipping S.A., which has agreed to sell a vessel called "Xiang Wang".

All of the Vendors are associates of China Shipping, the controlling shareholder of the Company.

Purchaser: Shanghai Puhai (Hong Kong), a subsidiary of the Company.

(c) Container Vessels Acquired under the Master Agreement and the Acquisition Agreements

Pursuant to the Master Agreement and the Acquisition Agreements, Shanghai Puhai (Hong Kong) has agreed to purchase and the Vendors have agreed to sell the Container Vessels with an aggregate capacity of 1930 TEU.

Details of the Container Vessels are set out below:

Name of Vessel	Capacity (TEU)	Year of Construction	Consideration (US$)	(equivalent to approximately HK$)
Xiang Xiu	316	1994	5,760,000	45,836,933
Xiang Zhu	514	1998	11,230,000	89,366,104
Xiang Da	316	1994	5,760,000	45,836,933
Xiang Xin	392	1995	6,820,000	54.272,202
Xiang Wang	392	1995	6,950,000	55,306,716
Total:	1930		36,520,000	290,618,890

(d) Consideration

Pursuant to the Master Agreement and the Acquisition Agreements, Shanghai Puhai (Hong Kong) has agreed to purchase the Container Vessels from the Vendors at a total cash consideration of US$36,520,000 (equivalent to approximately HK$290,618,890).

The Master Agreement and each of the Acquisition Agreements were negotiated and entered into on an arm's length basis and on normal commercial terms. The total consideration of US$36,520,000 (equivalent to approximately HK$290,618,890) was determined by reference to the aggregate net appraised value of the Container Vessels as at 31 May 2008, which amounted to RMB255,648,005 (equivalent to approximately HK$290,627,990), as set out in an asset valuation report prepared by an independent and duly qualified PRC valuer appointed by CSDC based on the replacement cost method. As stated in the asset valuation report, the original aggregate book value of the Container Vessels as at 31 May 2008 was RMB388,175,186.68 (equivalent to approximately HK$441,288,694) (which the Company understands to be the original purchase cost of the Container Vessels to the Vendors) and their net book value as at 31 May 2008 was RMB165,389,473.04 (equivalent to approximately HK$188,019,500).

For the two financial years ended 31 December 2007, the attributable net profit (both before and after tax and extraordinary items) of the Container Vessels were HK$12,863,130.84 and HK$12,920,987.52 respectively. The financial information in relation to the Container Vessels above were prepared based on the Hong Kong Financial Reporting Standards.

(e) Delivery Time

The Container Vessels will be delivered to Shanghai Puhai (Hong Kong) on such dates to be agreed between the parties.

(f) Payment

Shanghai Puhai (Hong Kong) is required to pay an aggregate deposit to the Vendors in the amount of 50% of the total consideration for the Acquisition (i.e. US$18,260,000) (equivalent to approximately HK$145,309,445), within 3 banking days after the signing of the Master Agreement and Acquisition Agreements by wire transfer. The remaining 50% of the total consideration payable for the Acquisition shall be paid to the Vendors within one month after the date when the deposit is paid. The consideration for the Acquisition will be funded by the internal resources and bank borrowings of the Group.

(g) Completion of the Acquisition

The title to each Container Vessel will be transferred to Shanghai Puhai (Hong Kong) upon the payment of the respective deposit.

2. REASONS FOR AND BENEFITS OF THE ACQUISITION

The Container Vessels to be acquired have been chartered by the Group on a bareboat basis for many years and deployed in the Group's sub-routes. They have played an important role in the provision of feeder services. Therefore, the Acquisition will be beneficial to the Group's stable and sustainable development. In light of the above, the directors of the Company are of the view that the Acquisition would be in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Master Agreement and the Acquisition Agreements (including the consideration) are fair and reasonable, in the interests of the Company and the shareholders of the Company as a whole and the terms of which are on normal commercial terms and no less favourable to the Company than terms available from independent third parties.

3. GENERAL INFORMATION

The Group is principally engaged in the operation and management of international and domestic container marine transportation. The Vendors are principally engaged in owning of the Container Vessels.

Shanghai Puhai (Hong Kong) is a subsidiary of the Company. The Vendors are wholly-owned subsidiaries of CSDC. CSDC is in turn owned as to approximately 46.36% by the controlling shareholder of the Company, China Shipping. As the Vendors are associates of the controlling shareholder of the Company, therefore, the Vendors are connected persons of the Company and the Acquisition constitutes a connected transaction of the Company under the Listing Rules.

On 9 July 2007, Shanghai Puhai Shipping Co., Ltd., a subsidiary of the Company, entered into 3 sales and purchase agreements with CSDC in respect of the acquisition of three container vessels at an aggregate consideration of RMB28,000,000 (equivalent to approximately HK$28,865,979 at that time). As CSDC is an associate of the controlling shareholder of the Company, therefore, CSDC is a connected person of the Company and the previous acquisition constituted a connected transaction of the Company under the Listing Rules. The previous acquisition was exempted from the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. Pursuant to Rule 14A.25 of the Listing Rules, the previous connected transaction described above has been aggregated with the Acquisition. The aggregate consideration payable for the previous acquisition and the Acquisition is more than HK$1,000,000 and each of the applicable percentage ratios (other than the profits ratio) is more than 0.1% but less than 2.5%. Under Rule 14A.32 of the Listing Rules, the Acquisition is therefore exempted from the independent shareholders' approval requirements, but is still subject to the relevant reporting and announcement requirements.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	the acquisition of the Container Vessels by Shanghai Puhai (Hong Kong) from the Vendors under the Master Agreement and the Acquisition Agreements
"Acquisition Agreements"	the 5 acquisition agreements all dated 27 June 2008 entered into between Shanghai Puhai (Hong Kong) and each respective Vendor regarding the acquisition of the respective Container Vessels
"associate"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of directors of the Company
"China Shipping"	China Shipping (Group) Company (中國海運（集團）總公司), a PRC state-owned enterprise and the controlling shareholder of the Company

"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company incorporated in the PRC, of which 3,751,000,000 H shares are listed on the Stock Exchange and 7,932,125,000 A shares are listed on the Shanghai Stock Exchange
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"container vessels"	5 second-hand container vessels to be acquired by Shanghai Puhai (Hong Kong) under the Master Agreement and the Acquisition Agreements, which are "Xiang Xiu", "Xiang Zhu", "Xiang Da", "Xiang Xin" and "Xiang Wang"
"controlling shareholder"	has the meaning ascribed thereto under the Listing Rules
"CSDC"	China Shipping Development Company Limited (中海發展股份有限公司), a limited liability company incorporated in the PRC whose H shares and A shares are listed on the Stock Exchange and the Shanghai Stock Exchange respectively, and in which China Shipping has an approximately 46.36% shareholding interest
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Master Agreement"	the master acquisition agreement dated 27 June 2008 entered into between Shanghai Puhai (Hong Kong) and the Vendors regarding the sale and purchase of the Container Vessels
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Puhai (Hong Kong)"	Shanghai Puhai Marine Transportation (Hong Kong) Company Limited （上海浦海航運（香港）有限公司）, a limited liability company incorporated in Hong Kong, which is a subsidiary of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TEU"	twenty-foot equivalent units, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet

"US$"	United States dollars, the lawful currency of the United States of America
"Vendors"	Xiang Xiu Shipping S.A., Xiang Da Shipping S.A., Xiang Xin Shipping S.A. and Xiang Wang Shipping S.A., which are all wholly-owned subsidiaries of CSDC incorporated in the Republic of Panama

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
30 June 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

The exchange rates adopted in this announcement for illustration purposes only are HK$1.00 = RMB0.87964 and US$1.00 = RMB7.00.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

貝克・麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏愨道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 JUL -7 A 7:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: 32002208-000004

June 27, 2008

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated June 25, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Chiu

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on June 25, 2008:

1. Results of AGM, Results of Voting by Poll, Dividend or Distribution and Change in Supervisors - by China Shipping Container Lines Company Limited, released on June 26, 2008.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

RESULTS OF AGM, RESULTS OF VOTING BY POLL, DIVIDEND OR DISTRIBUTION AND CHANGE IN SUPERVISORS

The Board is pleased to announce that:

A. RESULTS OF AGM

All the Resolutions specified in the Notice of AGM were duly passed at the AGM.

B. DIVIDEND OR DISTRIBUTION

The proposed final dividend of RMB0.04 per share (inclusive of tax where applicable) for the year ended 31 December 2007 has been approved by the Shareholders at the AGM and is expected to be paid on or about 7 July 2008.

C. CHANGE IN SUPERVISORS

Mr. Tu Shiming resigned from his position as a Supervisor at the AGM.

The resolution for the appointment of Mr. Kou Laiqi as a Supervisor was duly approved by the Shareholders at the AGM, with effect from the conclusion of the AGM.

A. RESULTS OF AGM

The Board is pleased to announce that the following Resolutions were passed at the AGM held at 2:00 p.m. on Thursday, 26 June 2008, at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Pudong New District, Shanghai, the PRC. 69 Shareholders and authorised proxies holding an aggregate of 6,248,332,948 shares with voting rights in the Company, representing approximately 53.4817% of the total number of shares with voting rights (11,683,125,000 shares, including 3,751,000,000 H shares and 7,932,125,000 A shares) of the Company, were present at the AGM.

As at the date of the AGM, the number of issued shares of the Company was 11,683,125,000 shares, which was the total number of shares entitling holders to attend and vote for or against all the resolutions proposed at the AGM. There was no restriction on any Shareholder casting votes on any of the proposed resolutions at the AGM. No Shareholder was required to vote only against any of the proposed resolutions at the AGM.

The AGM was chaired by Mr. Zhang Guofa, a vice chairman of the Board and an executive Director. After consideration by the said Shareholders and authorised proxies and through voting by way of poll, the Resolutions were passed at the AGM and the details of voting are as follows:

Summary of Resolutions (abbreviated)		Number of Votes (approximate %)		
Ordinary Resolutions		**For**	**Against**	**Abstain**
1.	The audited financial statements and the auditors' report of the Company as at and for the year ended 31 December 2007 was approved.	6,238,299,817 (99.8860%)	6,892,370 (0.1104%)	229,711 (0.0036%)
2.	The proposed profit distribution plan of the Company for the year ended 31 December 2007 was approved.	6,247,918,869 (99.9934%)	255,568 (0.0041%)	158,511 (0.0025%)
3.	The report of the Board for the year ended 31 December 2007 was approved.	6,238,299,317 (99.8860%)	6,893,270 (0.1104%)	229,311 (0.0036%)
4.	The report of the supervisory committee of the Company for the year ended 31 December 2007 was approved.	6,238,299,817 (99.8860%)	6,892,770 (0.1104%)	229,311 (0.0036%)
5.	The annual report and its summary of the Company prepared under the requirements of the Shanghai Stock Exchange for the year ended 31 December 2007 were approved.	6,238,299,817 (99.8860%)	6,892.770 (0.1104%)	229,311 (0.0036%)
6.	The appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants as the Company's international auditor, to hold office for the year 2008 was approved, and the audit committee of the Board was authorised to determine its remuneration.	6,248,024,867 (99.9951%)	78,770 (0.0013%)	229,311 (0.0036%)
7.	The appointment of Vocation International Certified Public Accountants as the Company's PRC auditor, to hold office for the year 2008 was approved, and the audit committee of the Board was authorised to determine its remuneration.	6,247,939,869 (99.9937%)	162,568 (0.0026%)	230,511 (0.0037%)
8.	The remuneration of the Directors and Supervisors for the year ending 31 December 2008 was approved.	6,247,933,569 (99.9936%)	204,368 (0.0033%)	195,011 (0.0031%)

Summary of Resolutions (abbreviated)		Number of Votes (approximate %)		
Ordinary Resolutions		**For**	**Against**	**Abstain**
9.	The increase in remuneration of the Directors and Supervisors who concurrently occupy management positions of the Company for the year ended 31 December 2007 was ratified and confirmed.	6,247,878,769 (99.9927%)	259,168 (0.0041%)	195,011 (0.0032%)
10.	The appointment of Mr. Kou Laiqi as a Supervisor with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010 and the resignation of Mr. Tu Shiming as a Supervisor were approved.	6,247,975,867 (99.9943%)	78,770 (0.0013%)	278,311 (0.0044%)
11.	The amendments to parts of the methods for the implementation of the Rights scheme of the Company, details of which are set out in Note (I) to the Notice of AGM were approved.	6,247,937,867 (99.9937%)	149,570 (0.0024%)	245,511 (0.0039%)

Please refer to the Notice of AGM for the full version of the Resolutions No. 1 to 11.

As more than 1/2 of the votes were cast in favour of each of Resolutions No. 1 to 11, such Resolutions were duly passed as ordinary resolutions.

The voting at the AGM was scrutinized by the Company's auditors, PricewaterhouseCoopers *(Note)*.

Note: Scope of work of PricewaterhouseCoopers

The poll results of the AGM were subject to scrutiny by PricewaterhouseCoopers, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree to the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

B. DIVIDEND OR DISTRIBUTION

The proposed final dividend of RMB0.04 per share (inclusive of tax where applicable) for the year ended 31 December 2007 has been approved by the Shareholders at the AGM. The holders of H shares whose names appear in the register of H share members of the Company at the close of business on 26 June 2008 are entitled to the said final dividend.

Dividends of H shares of the Company will be paid in Hong Kong dollars according to the median exchange rate of RMB against Hong Kong dollars as announced on 26 June 2008, the date on which the AGM was held, by the China Foreign Exchange Trading Center with the authorization of the People's Bank of China. The applicable exchange rate for the purpose of the payment of the final dividend is therefore HK$100 to RMB87.9170. Accordingly, the final dividend per H share of the Company is HK$0.0455. The final dividend of HK$0.0455 per share of the Company is expected to be paid to holders of H shares of the Company on or about 7 July 2008.

C. CHANGE IN SUPERVISORS

1) Resignation of Supervisor

Due to a change in job arrangement, Mr. Tu Shiming resigned from his position as a Supervisor at the AGM. There are no matters that need to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2) of the Listing Rules. The Board would like to take this opportunity to thank Mr. Tu Shiming for his valuable contribution to the Company during his tenure of service.

2) Appointment of Supervisor

The resolution for the appointment of Mr. Kou Laiqi, as a Supervisor was duly approved by the Shareholders at the AGM, with effect from the conclusion of the AGM.

Mr. Kou Laiqi, aged 57, graduated from Correspondence College of the Party School of the Community Party of China in 2001, majoring in Economic Management.

Mr. Kou Laiqi is currently the leader of the Party Disciplinary Group of China Shipping and the chairman of the supervisory committee of China Shipping Development Co., Ltd. He was the deputy head of the Organizing Department and the officer of the Human Resources Department of Shanghai Marine Bureau, and the Head of the Organizing Department of China Shipping. He has been the secretary to the disciplinary committee and a member of Party Committee of China Shipping since December 1997. Mr. Kou has extensive experience in management of shipping enterprises. Save as disclosed above, Mr. Kou Laiqi has not previously held and is not holding any position with the Company or any of its subsidiaries, has not held any directorship in any listed public company in the last three years, has no other major appointments and qualifications, and does not have any relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Kou does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement. There is no information which is required to be disclosed by Mr. Kou under Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2)(w) of the Listing Rules.

Mr. Kou will enter into a service contract with the Company in his position as a Supervisor and the length of service will be from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010. Mr. Kou will not receive any remuneration from the Company.

D. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company held on 26 June 2008
"Board"	the board of directors of the Company
"China Shipping"	China Shipping (Group) Company (中國海運（集團）總公司), a wholly PRC state-owned enterprise and the controlling shareholder of the Company
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 3,751,000,000 H shares are listed on the Stock Exchange and 7,932,125,000 A shares are listed on the Shanghai Stock Exchange
"Director(s)"	director(s) of the Company
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Listing Rules" or "Rule(s)"	the Rules Governing the Listing of Securities on the Stock Exchange
"Notice of AGM"	the notice of AGM dated 9 May 2008
"PRC"	the People's Republic of China
"Resolution(s)"	the resolutions considered and passed at the AGM
"Rights"	H share share appreciation rights granted under the H share share appreciation rights scheme adopted by the Shareholders on 12 October 2005 and amended on 20 June 2006 and 26 June 2007

"RMB"	Renminbi, the lawful currency of the PRC
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	supervisor(s) of the Company

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
26 June 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr.Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Wang Zongxi, Mr. Shen Kangchen Mr. Jim Poon (also known as Pan Zhanyuan) and Shen Zhongying, being independent non-executive directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

貝克‧麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED

June 25, 2008

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated June 23, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Chiu

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on June 23, 2008:

1. Discloseable Transaction – Acquisition of Vessels - by China Shipping Container Lines Company Limited, released on June 24, 2008.

If you are in any doubt about any of the contents of this Circular, you should obtain independent professional advice.

If you have sold or transferred all your H shares in **China Shipping Container Lines Company Limited**, you should at once hand this Circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

DISCLOSEABLE TRANSACTION
ACQUISITION OF VESSELS

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

24 June 2008

In this Circular, unless the context otherwise requires, the following terms shall have the following meanings:

"Acquisition"	the acquisition of the Vessels by CSCL (HK) from the Vendors pursuant to the Agreements
"Agreement(s)"	eight ship building contracts entered on 10 June 2008 between CSCL (HK) and the Vendors, pursuant to which the Vendors have agreed to design, build, launch, equip, complete and sell, and CSCL (HK) has agreed to purchase, the Vessels
"associate"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a wholly PRC state-owned enterprise and the controlling shareholder of the Company
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 3,751,000,000 H shares are listed on the Stock Exchange and 7,932,125,000 A shares are listed on the Shanghai Stock Exchange
"CSCL (HK)"	China Shipping Container Lines Company (Hong Kong) Co., Ltd. (中海集裝箱運輸(香港)有限公司), a limited company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"Defect(s)"	all damage and breakdown to the hull structure, materials, mechanical equipments and electronic devices caused by design error, shipbuilding quality issue and deficiency of material and equipment of the Vendors and/or their subcontractors
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"HKICPA"	the Hong Kong Institute of Certified Public Accountants

"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	23 June 2008, being the latest practicable date prior to the printing of this Circular for the purpose of ascertaining certain information contained in this Circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules
"percentage ratios"	has the meaning ascribed to such term under the Listing Rules
"PRC"	the People's Republic of China
"Rights"	the H share appreciation rights granted under the H Share Appreciation Rights Scheme adopted by the Company on 12 October 2005 and amended on 20 June 2006 and 26 June 2007
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended and supplemented from time to time
"Shareholder(s)"	the holder(s) of H shares of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TEU"	twenty-foot equivalent units, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet
"US$"	United States Dollars, the lawful currency of the United States of America

"Vendors"	(i) China Shipbuilding Trading Co., Ltd. (中國船舶工業貿易公司), a limited liability company incorporated in the PRC; and (ii) Shanghai Jiangnan Changxing Heavy Industry Co., Ltd. (上海江南長興重工有限責任公司), a limited liability company incorporated in the PRC
"Vessel(s)"	eight ocean going single screw diesel engine driven fully cellular container vessels, each with a capacity of 4,250 TEU, to be acquired by CSCL (HK) from the Vendors under the Agreements

The exchange rate adopted in this Circular for illustration purpose only is US$1.00 = HK$7.80.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Executive Directors:
Mr. Li Shaode
Mr. Zhang Guofa
Mr. Huang Xiaowen
Mr. Zhao Hongzhou

Non-executive Directors:
Mr. Ma Zehua
Mr. Zhang Jianhua
Mr. Lin Jianqing
Mr. Wang Daxiong
Mr. Yao Zuozhi
Mr. Xu Hui

Independent non-executive Directors:
Mr. Hu Hanxiang
Mr. Jim Poon (also known as Pan Zhanyuan)
Mr. Wang Zongxi
Mr. Shen Kangchen
Mr. Shen Zhongying

Legal address and principle place of principal place of business in the PRC:
27th Floor
450 Fu Shan Road
Pudong New District
Shanghai
the PRC

Principal place of business in Hong Kong:
Level 69
The Center
99 Queen's Road Central
Hong Kong

24 June 2008

To the holders of H shares of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
ACQUISITION OF VESSELS

1. INTRODUCTION

On 10 June 2008, the Board announced that CSCL (HK), a wholly owned subsidiary of the Company, entered into the Agreements with the Vendors to purchase eight Vessels. The aggregate consideration payable for the Acquisition under the Agreements is US$559,840,000 (equivalent to approximately HK$4,366,752,000).

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

The Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

Further to the announcement of the Company dated 10 June 2008, the purpose of this Circular is to provide you with further details of the Acquisition of the Vessels under the Agreements.

2. ACQUISITION OF THE VESSELS UNDER THE AGREEMENTS

(a) Date: 10 June 2008

(b) Parties

Purchaser: CSCL (HK)

Vendors: (i) China Shipbuilding Trading Co., Ltd.; and

(ii) Shanghai Jiangnan Changxing Heavy Industry Co., Ltd.

(c) General Nature of the Agreements

Pursuant to the Agreements, the Vendors have agreed to design, build, launch, equip, complete and sell, and CSCL (HK) has agreed to purchase, the Vessels.

(d) Consideration and Payment Terms

The aggregate consideration payable for the Acquisition under the Agreements is US$559,840,000 (equivalent to approximately HK$4,366,752,000), subject to adjustment, if any (as described below). The said consideration was agreed after arm's length negotiations between the parties by reference to recent transacted prices for similar container vessels in the PRC, which CSCL (HK) is aware of. The said consideration will be funded from bank financing and internal resources of the Group.

The consideration for each Vessel is payable in US$ by CSCL (HK) to the Vendors in five equal instalments of US$13,996,000 (equivalent to approximately HK$109,168,800) in accordance with the following milestones as stated in each Agreement:

i. First instalment: To be remitted within seven working days after signing of the Agreement. This instalment was remitted on 20 June 2008;

ii. Second instalment: After commencement of the construction work of the Vessel, to be remitted by telegraphic transfer within five working days after CSCL (HK)'s receipt from the Vendors of the original payment request approved by CSCL (HK);

iii. Third instalment: After keel laying of the Vessel, to be remitted by telegraphic transfer within five working days after CSCL (HK)'s receipt from the Vendors of the original payment request approved by CSCL (HK);

iv. Fourth instalment: After launching of the Vessel, to be remitted by telegraphic transfer within five working days after CSCL (HK)'s receipt from the Vendors of the original payment request approved by CSCL (HK); and

v. Fifth instalment: After delivery of the Vessel to CSCL (HK), to be remitted within five working days after CSCL (HK)'s receipt of the full set of the original delivery documents of the Vessel.

The consideration for each Vessel is subject to adjustment if: (i) there is any delay in the delivery of such Vessel; (ii) the actual deadweight of such Vessel is less than the guaranteed deadweight of such Vessel by a certain figure; (iii) the actual speed of such Vessel is less than the guaranteed speed of such Vessel by a certain figure; (iv) the actual fuel consumption of such Vessel exceeds the guaranteed fuel consumption of such Vessel by a certain percentage; and/or (v) the actual container capacity of such Vessel is less than the guaranteed container capacity of such Vessel by a certain figure.

Under each Agreement, CSCL (HK) and the Vendors further agreed to adjust the consideration in light of the fluctuation of the exchange rate of US$ against RMB announced by the People's Bank of China. The reference exchange rate under each Agreement is US$1.00 to RMB7.1763. If RMB appreciates, the consideration for each Vessel will be upwardly adjusted and vice versa.

There is no cap on the aforesaid adjustment to the consideration under each Agreement.

(e) Delivery Time

The respective delivery date for each Vessel is on or before 31 October 2011, 30 November 2011, 31 December 2011, 31 January 2012, 28 February 2012, 31 March 2012, 31 May 2012 and 30 June 2012.

(f) Guarantee in Relation to the Acquisition

Under each Agreement, the Vendors guarantee the principal dimensions and performance (including speed, fuel consumption, deadweight and container capacity) of the relevant Vessel.

Under each Agreement, the Vendors guarantee that the relevant Vessel is free from Defect(s), provided that: (i) such Defect(s) arise within 12 months from the date the relevant Vessel is delivered to CSCL (HK); and (ii) such Defect(s) are not the result of any misuse by CSCL (HK).

3. REASONS FOR AND BENEFITS OF THE ACQUISITION

The purchase of the Vessels will expand fleet size for foreign trade businesses, strengthen shipping capacity in the Europe, Mediterranean and North America market, satisfy the development plan and operational needs of the Group, improve the Group's economic benefits and strengthen the Group's market competitiveness.

The Board (including the independent non-executive Directors) believes that the terms of the Agreements are fair and reasonable, on normal commercial terms and in the interest of the Shareholders and the Company as a whole.

4. GENERAL INFORMATION

(a) Principal Business Activities

(i) The Group

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

(ii) China Shipbuilding Trading Co., Ltd.

China Shipbuilding Trading Co., Ltd. is principally engaged in the import and export business and trading of vessels.

(iii) Shanghai Jiangnan Changxing Heavy Industry Co., Ltd.

Shanghai Jiangnan Changxing Heavy Industry Co., Ltd. is principally engaged in designing, building, launching and equipping vessels.

The Board confirms that, to the best of its knowledge, information and belief after having made all reasonable enquiries, the Vendors and their respective ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

(b) Implications under the Listing Rules

As the relevant percentage ratios applicable to the Acquisition for the purpose of Chapter 14 of the Listing Rules exceed 5% but are less than 25%, it constitutes a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules.

5. EFFECT OF THE ACQUISITION ON EARNINGS AND ASSETS AND LIABILITIES

It is expected that approximately 80% of the consideration for the Acquisition will be funded by bank financing and the remaining 20% by internal resources of the Group. Thus, the Group's fixed assets will increase by the amount of the total consideration for the Acquisition. The Group's current assets will decrease by the amount of the consideration to be funded by internal resources and the Group's liabilities will increase by the amount of the consideration to be funded by bank financing. The Directors do not envisage that the Acquisition will have any material impact on the earnings of the Group.

6. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information contained in the Appendix to this Circular.

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVES' INTERESTS

9 Directors and 4 supervisors were granted Rights under the Rights scheme adopted on 12 October 2005 and amended on 20 June 2006 and 26 June 2007. Details of the Rights scheme were set out in the Company's circular to Shareholders dated 26 August 2005 and the amended scheme was produced to the annual general meetings of the Company held on 20 June 2006 and 26 June 2007. The interests of such Directors and supervisors in the underlying H shares of the Company as at the Latest Practicable Date were as follows:

Name	Number of underlying H shares involved	Capacity in which underlying H shares were held	Percentage figure in the H shares
Directors			
Li Shaode	2,182,000	Beneficial owner	0.09% (Long position)
Zhang Guofa	1,431,000	Beneficial owner	0.06% (Long position)
Huang Xiaowen	2,151,000	Beneficial owner	0.09% (Long position)
Zhao Hongzhou	1,680,000	Beneficial owner	0.07% (Long position)
Ma Zehua	981,000	Beneficial owner	0.04% (Long position)
Zhang Jianhua	800,000	Beneficial owner	0.03% (Long position)
Wang Daxiong	800,000	Beneficial owner	0.03% (Long position)
Xu Hui	700,000	Beneficial owner	0.03% (Long position)
Yao Zuozhi	700,000	Beneficial owner	0.03% (Long position)
Lin Jianqing	339,000	Beneficial owner	0.01% (Long position)
Supervisors			
Chen Decheng	612,000	Beneficial owner	0.03% (Long position)
Yao Guojian	1,600,000	Beneficial owner	0.07% (Long position)
Wang Xiuping	900,000	Beneficial owner	0.04% (Long position)
Tu Shiming	260,000	Beneficial owner	0.01% (Long position)

Each of Li Shaode, Zhang Jianhua, Lin Jianqing, Wang Daxiong and Zhang Guofa was as at the Latest Practicable Date the President, a Vice-President, a Vice-President, a Vice-President and a Vice-President respectively of China Shipping, which was a company having, as at the Latest Practicable Date, an interest or short position in the Company's shares and underlying shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, supervisors or chief executive(s) of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Directors, supervisors or chief executive(s) is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Company's supervisors to the same extent as it applies to the Directors).

3. DIRECTORS' SERVICE CONTRACTS

None of the Directors has entered into any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Company within one year without any payment of compensation, other than statutory compensation.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has any interests in a business, which competes or may compete with the business of the Group.

5. SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS WITH NOTIFIABLE INTERESTS

As at the Latest Practicable Date, so far as the Directors, supervisors or chief executive(s) of the Company are aware, the following persons (other than a Director, supervisor or chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of shareholder	Class of shares	Number of shares/ underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
China Shipping (Group) Company	A shares	5,595,500,000 (Long position)	Beneficial owner	70.54%	47.89%
JPMorgan Chase & Co.	H shares	110,490,378 (Long position)	Beneficial owner	2.95% (Long position)	0.95% (Long position)
		238,843,000 (Long position)	Investment manager	6.37% (Long position)	2.04% (Long position)
		291,892,905 (Long position)	Custodian	7.78% (Long position)	2.50% (Long position)
		79,401,346 (Short position)	Beneficial owner	2.12% (Short position)	0.68% (Short position)
		291,892,905 (Lending pool)	Custodian	7.78% (Lending pool)	2.50% (Lending pool)
Hutchison International Limited	H shares	374,724,900 (Long position)	Beneficial owner	9.99%	2.07%
UBS AG	H shares	92,742,066 (Long position)	Beneficial owner	2.47% (Long position)	0.79% (Long position)
		67,349,162 (Long position)	Person having a security interest	1.80% (Long position)	0.58% (Long position)
		33,774,000 (Long position)	Interest of controlled corporation	0.90% (Long position)	0.29% (Long position)
		6,101,150 (Short position)	Beneficial owner	0.16% (Short position)	0.05% (Short position)
		32,440,000 (Short position)	Interest of controlled corporation	0.86% (Short position)	0.28% (Short position)

Save as disclosed above and so far as the Directors, supervisors or chief executive(s) of the Company are aware, as at the Latest Practicable Date, no other person had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

As at the Latest Practicable Date, so far as the Directors, supervisors or chief executive(s) are aware, each of the following persons, not being: (i) a Director, supervisor or chief executive of the Company or (ii) a member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary *(Note)*	Name of shareholder *(Note)*	Percentage of shareholding
Shanghai HaiXin YuanCang International Logistics Co., Ltd. (上海海興遠倉國際物流有限公司)	(i) Bermuda YuanCang International Co., Ltd. (百慕達遠倉國際股份有限公司)	40%
	(ii) Shanghai YiHua Enterprises Company (上海逸驊實業總公司)	20%

Note: The English names of certain companies referred herein represent management's best efforts at translating the Chinese names of these companies as no English names have been registered.

Save as disclosed above and so far as the Directors, supervisors or chief executive(s) are aware, as at the Latest Practicable Date, no other person, not being: (i) a Director, supervisor or chief executive of the Company; or (ii) a member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

6. LITIGATION

As at the Latest Practicable Date, no litigation or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

7. MISCELLANEOUS

(a) The secretary of the Company is Mr. Ye Yu Mang. Mr. Ye graduated from Shanghai Maritime University in 1989 with a Masters degree in mechanical engineering and was the company secretary of China Shipping Development Company Limited from April 2001 to March 2003.

(b) The qualified accountant of the Company pursuant to Rule 3.24 of the Listing Rules is Mr. Zhao Xiaoming, who is able to meet all the requirements set out in Rule 3.24 of the Listing Rules (except that he is not a fellow or an associate member of the HKICPA or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA). Pursuant to the conditions of the waiver from the Stock Exchange from strict compliance with Rule 3.24 of the Listing Rules, the Company has engaged Mr.

Mak Po Lung, a fellow member of the HKICPA, to assist Mr. Zhao Xiaoming during the period of the waiver, commencing from 1 October 2006 and expiring on (i) 30 September 2009, being the expiry date of three years commencing from 1 October 2006; or (ii) when the Company fails to fulfill any of the conditions for the said waiver, whichever is earlier.

(c) The legal address and principal place of business in the PRC of the Company is 27th Floor, 450 Fu Shan Lu, Pudong New District, Shanghai, the PRC. The Hong Kong H Share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The English text of this Circular shall prevail over the Chinese text in case of any inconsistency.

貝克·麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏愨道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED

JUL -7 A

June 11, 2008

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated June 3, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Chiu

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on June 3, 2008:

1. Acquisition of Vessels - by China Shipping Container Lines Company Limited, released on June 10, 2008.

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 2866)

ACQUISITION OF VESSELS

The Board is pleased to announce that on 10 June 2008, CSCL (HK), a wholly owned subsidiary of the Company, entered into the Agreements with the Vendors to purchase eight Vessels. The aggregate consideration payable for the Acquisition under the Agreements is US$559,840,000 (equivalent to approximately HK$4,366,752,000).

As the relevant percentage ratios applicable to the Acquisition for the purpose of Chapter 14 of the Listing Rules exceed 5% but are less than 25%, it constitutes a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules. A circular containing further details of the Acquisition will be despatched to the Shareholders in due course.

A. ACQUISITION OF THE VESSELS UNDER THE AGREEMENTS

1. **Date:** 10 June 2008

2. **Parties**

Purchaser: CSCL (HK)

Vendors: (i) China Shipbuilding Trading Co., Ltd.; and

(ii) Shanghai Jiangnan Changxing Heavy Industry Co., Ltd.

3. **General Nature of the Agreements**

Pursuant to the Agreements, the Vendors have agreed to design, build, launch, equip, complete and sell, and CSCL (HK) has agreed to purchase, the Vessels.

4. **Consideration and Payment Terms**

The aggregate consideration payable for the Acquisition under the Agreements is US$559,840,000 (equivalent to approximately HK$4,366,752,000), subject to adjustment, if any (as described below). The said consideration was agreed after arm's length negotiations between the parties by reference to recent transacted prices for similar container vessels in the PRC, which CSCL (HK) is aware of. The said consideration will be funded from bank financing and internal resources of the Group.

The consideration for each Vessel will be payable in US$ by CSCL (HK) to the Vendors in five equal instalments of US$13,996,000 (equivalent to approximately HK$109,168,800) in accordance with the following milestones as stated in each Agreement:

(a) First instalment: To be remitted within seven working days after signing of the Agreement;

(b) Second instalment: After commencement of the construction work of the Vessel, to be remitted by telegraphic transfer within five working days after CSCL (HK)'s receipt from the Vendors of the original payment request approved by CSCL (HK);

(c) Third instalment: After keel laying of the Vessel, to be remitted by telegraphic transfer within five working days after CSCL (HK)'s receipt from the Vendors of the original payment request approved by CSCL (HK);

(d) Fourth instalment: After launching of the Vessel, to be remitted by telegraphic transfer within five working days after CSCL (HK)'s receipt from the Vendors of the original payment request approved by CSCL (HK); and

(e) Fifth instalment: After delivery of the Vessel to CSCL (HK), to be remitted within five working days after CSCL (HK)'s receipt of the full set of the original delivery documents of the Vessel.

The consideration for each Vessel is subject to adjustment if: (i) there is any delay in the delivery of such Vessel; (ii) the actual deadweight of such Vessel is less than the guaranteed deadweight of such Vessel by a certain figure; (iii) the actual speed of such Vessel is less than the guaranteed speed of such Vessel by a certain figure; (iv) the actual fuel consumption of such Vessel exceeds the guaranteed fuel consumption of such Vessel by a certain percentage; and/or (v) the actual container capacity of such Vessel is less than the guaranteed container capacity of such Vessel by a certain figure.

Under each Agreement, CSCL (HK) and the Vendors further agreed to adjust the consideration in light of the fluctuation of the exchange rate of US$ against RMB announced by the People's Bank of China. The reference exchange rate under each Agreement is US$1.00 to RMB7.1763. If RMB appreciates, the consideration for each Vessel will be upwardly adjusted and vice versa.

There is no cap on the aforesaid adjustment to the consideration under each Agreement.

5. Delivery Time

The respective delivery date for each Vessel is on or before 31 October 2011, 30 November 2011, 31 December 2011, 31 January 2012, 28 February 2012, 31 March 2012, 31 May 2012 and 30 June 2012.

6. Guarantee in Relation to the Acquisition

Under each Agreement, the Vendors guarantee the principal dimensions and performance (including speed, fuel consumption, deadweight and container capacity) of the relevant Vessel.

Under each Agreement, the Vendors guarantee that the relevant Vessel is free from Defect(s), provided that: (i) such Defect(s) arise within 12 months from the date the relevant Vessel is delivered to CSCL (HK); and (ii) such Defect(s) are not the result of any misuse by CSCL (HK).

B. REASONS FOR AND BENEFITS OF THE ACQUISITION

The purchase of the Vessels will expand fleet size for foreign trade businesses, strengthen shipping capacity in the Europe, Mediterranean and North America market, satisfy the development plan and operational needs of the Group, improve the Group's economic benefits and strengthen the Group's market competitiveness.

The Board (including the independent non-executive Directors) believes that the terms of the Agreements are fair and reasonable, on normal commercial terms and in the interest of the Shareholders and the Company as a whole.

C. GENERAL INFORMATION

1. Principal Business Activities

(a) The Group

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

(b) China Shipbuilding Trading Co., Ltd.

China Shipbuilding Trading Co., Ltd. is principally engaged in the import and export business and trading of vessels.

(c) Shanghai Jiangnan Changxing Heavy Industry Co., Ltd.

Shanghai Jiangnan Changxing Heavy Industry Co., Ltd. is principally engaged in designing, building, launching and equipping vessels.

The Board confirms that, to the best of its knowledge, information and belief after having made all reasonable enquiries, the Vendors and their respective ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

2. Implications under the Listing Rules

As the relevant percentage ratios applicable to the Acquisition for the purpose of Chapter 14 of the Listing Rules exceed 5% but are less than 25%, it constitutes a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules. A circular containing further details of the Acquisition will be despatched to the Shareholders in due course.

D. DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Acquisition"	the acquisition of the Vessels by CSCL (HK) from the Vendors pursuant to the Agreements
"Agreement(s)"	eight ship building contracts entered on 10 June 2008 between CSCL (HK) and the Vendors, pursuant to which the Vendors have agreed to design, build, launch, equip, complete and sell, and CSCL (HK) has agreed to purchase, the Vessels
"Board"	the board of Directors
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 3,751,000,000 H shares are listed on the Stock Exchange and 7,932,125,000 A shares are listed on the Shanghai Stock Exchange
"CSCL (HK)"	China Shipping Container Lines Company (Hong Kong) Co., Ltd. (中海集裝箱運輸 (香港) 有限公司), a limited company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"Defect(s)"	all damage and breakdown to the hull structure, materials, mechanical equipments and electronic devices caused by design error, shipbuilding quality issue and deficiency of material and equipment of the Vendors and/or their subcontractors
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"percentage ratios"	has the meaning ascribed to such term under the Listing Rules
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholder(s)"	the holder(s) of H shares of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TEU"	twenty-foot equivalent units, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet

"US$"	United States Dollars, the lawful currency of the United States of America
"Vendors"	(i) China Shipbuilding Trading Co., Ltd. (中國船舶工業貿易公司), a limited liability company incorporated in the PRC; and (ii) Shanghai Jiangnan Changxing Heavy Industry Co., Ltd. (上海江南長興重工有限責任公司), a limited liability company incorporated in the PRC
"Vessel(s)"	eight ocean going single screw diesel engine driven fully cellular container vessels, each with a capacity of 4,250 TEU, to be acquired by CSCL (HK) from the Vendors under the Agreements

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
10 June 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non- executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purposes only is US$1.00=HK$7.80.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

END